

T. Rowe Price®
INVEST WITH CONFIDENCE

Notice of 2022 Annual Meeting and Proxy Statement

May 10, 2022
www.virtualshareholdermeeting.com/TROW2022

T. Rowe Price Group, Inc.
A premier global active asset manager

Founded in **1937**	**$1.69 TRILLION** in assets under management [1]	**909** investment professionals worldwide	Local presence in **16 COUNTRIES**	**7,529** associates worldwide

Independent Investment Organization

Focused solely on investment management and related services

Alignment of Interests

Substantial employee ownership aligns interests with stockholders

Stable Investment Leadership

Global equity and fixed income leaders average 22 years tenure at T. Rowe Price

Financial Strength

No outstanding debt and maintains substantial cash reserves

Global Investment Platform

Full range of equity, fixed income, and multi-asset solutions

Our multiyear strategic objectives

 More global and diversified asset manager

 Strong process orientation and effective internal controls, while becoming a more adaptive and agile company

 Global partner for retirement investors and provider of integrated investment solutions

 Destination of choice for top talent with diverse workforce and inclusive culture

 Embedding best practices for sustainability and ESG throughout the company

 Strong financial results and balance sheet

2021 Performance

Investment Results

As investors, we remained focused on our strategic investing approach and delivering alpha for clients through active management. Our investment teams performed well across most asset classes, with 63%, 68%, and 76% of our U.S. mutual funds (primary share class only) outperforming their comparable Morningstar median over the 3-, 5-, and 10-year periods ended December 31, 2021, respectively.[2]

Financial Results

Our assets under management (AUM) grew by 15% to $1.69 trillion on December 31, 2021, with about 9.9% of our AUM domiciled outside the U.S. Average AUM grew 28.2% to $1.60 trillion, which led to revenues of $7.7 billion, up 23.6% or $1.5 billion versus 2020. Operating expenses on a GAAP basis increased 14.5% to $4.0 billion. Diluted earnings per share grew 31.5% to $13.12 per share, and adjusted diluted earnings per share grew 33.1% to $12.75 per share.

Past performance cannot guarantee future results. As of December 31, 2021.

[1] Firmwide AUM includes assets managed by T. Rowe Price Associates, Inc., and its investment advisory affiliates.

[2] Source: © 2022 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Primary share class only.

ESG Snapshot

Sustainable Investing on Behalf of Clients

Environmental, social, and governance (ESG) factors are key considerations in our investment approach—our investment teams focus on understanding the long-term sustainability of the companies in which we invest. ESG considerations are analyzed by two teams: Responsible Investing, which covers environmental and social factors, and Governance. Together, they help our investors make more informed decisions.

Reducing Our Environmental Footprint

We are committed to tackling the challenge of climate change and believe we have a responsibility to take meaningful action. We are in the process of undertaking a comprehensive climate risk assessment. Through this process, we will identify the most material climate-related risk and opportunity metrics. We anticipate that these metrics will monitor both the physical and transitional risks associated with climate change. In addition, we understand the need to incentivize decisions that align with a low-carbon economy. We have currently set targets to manage climate-related risks and opportunities for two areas: greenhouse gas (GHG) emissions and waste. For GHG emissions, we have set the target of reducing our emissions by 13% by 2025, compared with a 2010 baseline. We continue to be on track to meet this target in advance of the 2025 deadline, and, therefore, we aim to build on this progress by exploring what new, future-proof carbon and energy targets will be most appropriate for our business.

Additionally, we have set a target of reducing the waste we send to landfills by 92% by 2025, compared with a 2010 baseline. This absolute target is measured by collecting data from each facility on tons of waste sent to landfills. Following best practice, data is also collected on tons of waste recycled, composted, and sent for energy recovery. As with GHG emissions, we remain on track to meet this target in advance of the 2025 deadline. We are committed to building on this momentum and will seek circular economy options, to tackle both our operational and embodied waste. As part of this endeavor, we embrace the need to shift from managing waste once it is created to designing out waste before it is generated.

Promoting Diversity

Our long-held reputation for excellence and reliability is made possible by the diversity of backgrounds, perspectives, skills, and experiences of our associates.

To bring diversity, equity & inclusion to life, we:

 Retain & attract diverse talent

 Include and engage our associates

 Develop our associates and leaders

 Hold ourselves accountable

 Act as an agent of change

In 2021

64%
of our independent directors were ethnically diverse or women

58%
of senior-level hires were ethnically diverse or women[1]

44%
of our associates in our global workforce were women

30%
of our U.S. associates were ethnically diverse

[1] Senior roles are defined as people leaders and/or individual contributors with significant business or functional responsibility.

T. Rowe Price®
INVEST WITH CONFIDENCE



Notice of 2022 Annual Meeting of Stockholders

Date and Time
Tuesday, May 10, 2022, 8:00 a.m. Eastern Time

Record Date
March 1, 2022. Only stockholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.

Virtual Meeting
This year's Annual Meeting will be held virtually through www.virtualshareholdermeeting.com/TROW2022

Voting Methods

 Internet

 Telephone

 Mail

YOUR VOTE IS IMPORTANT!
Please vote via the internet or telephone (if such voting methods are available to you) by following the instructions on the accompanying proxy card promptly. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options.

T. ROWE PRICE GROUP, INC.
100 EAST PRATT STREET
BALTIMORE, MD 21202

VOTING ITEM		BOARD VOTING RECOMMENDATION
1	Elect a Board of 13 directors	✓ **FOR** All Director-Nominees
2	Approve, by a non-binding advisory vote, the compensation paid by the Company to its named executive officers	✓ **FOR**
3	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2022	✓ **FOR**

Stockholders who owned shares of our common stock as of March 1, 2022, are entitled to attend and vote at the Annual Meeting or any adjournments.

By Order of the Board of Directors,

David Oestreicher
General Counsel and Corporate Secretary
Baltimore, Maryland
March 23, 2022

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 10, 2022

This proxy statement and our 2021 Annual Report to Stockholders may be viewed, downloaded, and printed, at no charge, by accessing the following internet address: materials.proxyvote.com/74144T.

Stockholders who wish to attend the Annual Meeting must follow the instructions on page 72 under the section titled "What must I do to participate in the Annual Meeting?"

Introduction

This proxy statement is being made available to you in connection with the solicitation of proxies by the T. Rowe Price Group, Inc. (Price Group or the Company) Board of Directors (Board) for the 2022 Annual Meeting of Stockholders (Annual Meeting). The purpose of the Annual Meeting is to:

- Elect a Board of 13 directors;
- Approve, by a non-binding advisory vote, the compensation paid by the Company to its named executive officers; and
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2022.

This proxy statement, the proxy card, and our 2021 Annual Report to Stockholders containing our consolidated financial statements and other financial information for the year ended December 31, 2021, form your "Proxy Materials." We have adopted the Securities and Exchange Commission's (SEC) "Notice and Access" model of proxy notification, which allows us to furnish proxy materials online, with paper copies available upon request. We sent you a notice on how to obtain your Proxy Materials on March 23, 2022.

Voting Road Map



Proposal 1

Election of Directors

Director Nominee Demographics

INDEPENDENCE

- 10 of 13 director nominees are independent under the NASDAQ Global Select Market standards
- All directors serving on the Audit, Executive Compensation and Management Development and Nominating and Corporate Governance Committees are independent
- A well-empowered lead independent director provides independent leadership to our Board

DIVERSITY

Of our independent director nominees:

40% are women

40% are ethnically diverse

30% were born outside of the U.S.

30% are veterans

TENURE

- Balanced mix of short- and long-tenured directors
- The tenure of our independent director nominees ranges from 5 months to 12 years, with an average tenure of approximately six years
- Longer-tenured directors in leadership roles

QUALIFICATIONS, SKILLS, AND EXPERIENCE



100% Executive Leadership

85% International

69% Marketing and Distribution

92% Financial Management

38% Accounting and Financial Reporting

62% Government and Regulatory

62% Investment Management

100% Strategy and Execution

31% Technology/Cyber

BOARD ENGAGEMENT

- The Board held 11 meetings in 2021
- Each director attended at least 75% of the combined total number of meetings of the Board and Board committees of which he or she was a member
- The independent directors met in executive session at five of the Board meetings in 2021
- All directors were at the 2021 annual meeting of stockholders virtually and were available to respond to questions from our stockholders

 **FOR**   **Recommendation of the Board of Directors**
We recommend that you vote FOR all the director nominees under Proposal 1.

Vote Required

Proposal 2

Advisory Vote on the Compensation Paid to Our Named Executive Officers

Our named executive officers' (NEOs) compensation is straight-forward, goal-oriented, long-term focused, transparent, and aligned with the interests of our stockholders.

Our incentive compensation programs are designed to motivate and reward performance, as measured by a number of factors, including:

- the financial performance and financial stability of Price Group
- the relative investment performance of our mutual funds and other investment portfolios
- the performance of our NEOs against the corporate and individual goals established at the beginning of the year

Our executive compensation programs are also designed to reward our NEOs for other important contributions to our success, including corporate integrity, service quality, customer loyalty, risk management, corporate reputation, and the quality of our team of professionals and collaboration within that team.

Our equity awards create a strong alignment of the financial interests of our NEOs directly to the long-term performance of our Company, as measured by our stock price.

	CEO COMPENSATION	OTHER NEOs COMPENSATION (EXCLUDING FORMER CFO)	FORM OF COMPENSATION	PERFORMANCE PERIOD	PERFORMANCE ALIGNMENT
SALARY	2%	3%	Cash	Ongoing	• Individual
ANNUAL INCENTIVE	58%	63%	Cash	Annual	• Maximum bonus pool cannot exceed 5% of net operating income (adjusted) • Actual NEO bonus amounts based on Company performance against financial and strategic goals, as well as individual performance
EQUITY	39%	33%	Performance Stock Units	Three-year performance period, then vest 50% per year over two following years	• Company operating margin performance compared with peers • Company stock price
			Restricted Stock Units	Vest one-third per year over three years	• Company stock price

 **FOR** **Recommendation of the Board of Directors** We recommend that you vote FOR this proposal. **Vote Required**

Proposal 3

Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2022

The Audit Committee and the Board believe that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of Price Group and our stockholders.

 **FOR** **Recommendation of the Board of Directors** We recommend that you vote FOR this proposal. **Vote Required**

Table of Contents

Notice of 2022 Annual Meeting of Stockholders	**1**
Introduction	**2**
Voting Road Map	**3**
Board of Directors	**6**
Board Qualifications, Skills and Experience	6
Nominee Biographies	8
Director Engagement	14
Committees of the Board	15
Board Policies and Procedures	18
Non-Employee Director Independence Determinations	18
Proposal 1 Election of Directors	**19**
Corporate Governance	**20**
Report of the Nominating and Corporate Governance Committee	20
Governance Highlights	20
Board Composition	22
Engagement with our Stockholders	26
Compensation of Directors	28
Human Capital	**32**
Corporate Sustainability	**36**
Executive Compensation	**37**
Compensation Discussion & Analysis	37
Report of the Executive Compensation and Management Development Committee	55
Executive Compensation Tables	**56**
Summary Compensation Table	56
2021 Grants of Plan-Based Awards Table	57

Outstanding Equity Awards Table at December 31, 2021	58
2021 Options Exercises and Stock Vested Table	60
2021 Nonqualified Deferred Compensation Table	61
Potential Payments on Termination or Change in Control	62
Chief Executive Officer Pay Ratio	62
Proposal 2 Advisory Vote on the Compensation Paid to Our Named Executive Officers	**63**
Audit Matters	**64**
Disclosure of Fees Charged by the Independent Registered Public Accounting Firm	64
Audit Committee Preapproval Policies	64
Report of the Audit Committee	65
Proposal 3 Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2022	**66**
Stock Ownership and Related Transactions	**67**
Equity Compensation Plan Information	67
Security Ownership of Certain Beneficial Owners and Management	67
Section 16(a) Beneficial Ownership Reporting Compliance	69
Certain Relationships and Related Transactions	69
Questions and Answers About the Proxy Materials and the Annual Meeting	**70**
Stockholder Proposals for the 2023 Annual Meeting	**76**

Board of Directors

Board Qualifications, Skills and Experience

We believe that the nominees presented in this proxy statement constitute a Board with an appropriate level and diversity of experience, education, skills, and independence. We routinely assess and monitor the capabilities of our existing directors and whether additional capabilities and independent directors should be added to the Board. In considering the need for additional independent directors, we review any expected director departures and retirements and factor succession planning for the Board into our deliberations, with particular focus on the specific skills and capabilities of departing directors. We are very pleased with our current complement of directors and the varied perspectives they bring to the Board.

The following are highlights on the composition of our current director nominees, all of whom currently serve on the Board:

- 10 of 13 of the director nominees are independent under the NASDAQ Global Select Market standards
- Four director nominees are women, representing 40% of the independent director nominees
- Four director nominees are ethnically diverse, representing 40% of the independent director nominees
- Three director nominees were born outside the United States, representing 30% of the independent director nominees
- Three director nominees are veterans, representing 30% of the independent director nominees
- 40% of the independent director nominees joined the Board within the last five years; the average independent director nominee tenure is six years

INDEPENDENT DIRECTOR NOMINEE COMPOSITION



40%
are
female
40%
are ethnically
diverse

30%
Veterans
30%
are born
outside U.S.

INDEPENDENT DIRECTOR NOMINEE TENURE



4
0–5 years
2
10+ years
Average:
6 years
4
6–9 years

DIRECTOR NOMINEE INDEPENDENCE



3
Non-independent
10
Independent

The chart below summarizes the specific qualifications, attributes, and skills for each director nominee. A "■" in the chart below indicates that the director has meaningfully useful expertise in that subject area. The lack of a "■" does not mean the director does not possess knowledge or skill. Rather, a "■" indicates a specific area of focus or expertise of a director on which the Board currently relies.

Name	Executive Leadership	Financial Management	Investment Management Industry	International Business Experience	Technology/ Cyber	Strategy Formation/ Execution	Marketing/ Distribution	Government/ Regulatory	Diversity
William J. Stromberg	■	■	■	■		■	■		
Robert W. Sharps	■	■	■	■		■	■		
Glenn R. August	■	■	■	■		■	■		
Mark S. Bartlett	■	■				■		■	
Mary K. Bush	■	■	■	■		■		■	■
Dina Dublon	■	■	■	■	■	■	■		■
Dr. Freeman A. Hrabowski, III	■	■			■	■		■	■
Robert F. MacLellan	■	■	■	■		■	■	■	
Eileen P. Rominger	■	■	■	■		■	■		■
Robert J. Stevens	■	■		■	■	■	■	■	
Richard R. Verma	■			■		■		■	■
Sandra S. Wijnberg	■	■	■	■	■	■	■	■	■
Alan D. Wilson	■	■		■		■	■		

Board Diversity Matrix (As of March 1, 2022)

Total Number of Directors   **14**

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	5	9	0	0
Number of Directors Who Identify in Any of the Categories Below				
African American or Black	1	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	1	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	4	7	0	0
Two or More Races or Ethnicities	1	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

Nominee Biographies

Each of our director nominees provides significant individual attributes important to the overall makeup and functioning of our Board, which are described in the biographical summaries provided below:

Glenn R. August, 60



Chief Executive Officer of OHA
T. Rowe Price Group, Inc.

Director since: 2021

Committee Memberships:

• Management Committee

Mr. August has been a director of Price Group, a vice president, and an employee since 2021. He is the founder and chief executive officer of Oak Hill Advisors, L.P. ("OHA"), an alternative investment firm specializing in performing and distressed credit investments, which was acquired by, and operates as a standalone business within Price Group. Mr. August is a member of the firm's Management Committee. Prior to founding OHA, and co-founding its predecessor investment firm in 1987, Mr. August worked at Morgan Stanley in New York and London.

Mr. August earned a B.S. in industrial and labor relations from Cornell University and an M.B.A from Harvard Business School, where he was a Baker Scholar.

Mr. August is on the board of directors of Lucid Group, Inc. where he serves on the audit and nominating/governance committees as well as on the board of directors for MultiPlan, Inc. where he serves on the nominating/corporate governance committee. He is a member of the board of trustees of Horace Mann School, where he co-chairs the investment committee and serves on the executive committee, he is a member of the board of trustees of The Mount Sinai Medical Center, and he is a member of the board of directors of Partnership for New York City and the 92nd Street Y, where he co-chairs the governance committee.

Mr. August brings to our Board insight into the alternative investment area of our business based on his role at OHA and his decades long success in growing the OHA platform.

Mark S. Bartlett, 71



Retired Managing Partner
Ernst & Young

Independent Director since: 2013

Committee Memberships:

• Audit (Chair)
• Executive Compensation and Management Development

Mr. Bartlett has been an independent director of Price Group since 2013 and serves as chair of the Audit Committee and as a member on the Executive Compensation and Management Development Committee. He was a partner at Ernst & Young, serving as managing partner of the firm's Baltimore office and senior client service partner for the mid-Atlantic region. Mr. Bartlett began his career at Ernst & Young in 1972, serving until 2012, and has extensive experience in financial services, as well as other industries.

Mr. Bartlett earned a B.S. in accounting from West Virginia University and attended the Executive Program at the Kellogg School of Business at Northwestern University. He also earned the designation of certified public accountant.

Mr. Bartlett is a member of the board of directors, chair of the audit committee, and a member of the compensation committee of WillScot Mobile Mini Holdings Corp. He is also a member of the board of directors and a member of the audit committees of FTI Consulting, Inc. and Zurn Water Solutions Corp., and also serves as Zurn Water Solutions Corp.'s lead independent director.

Mr. Bartlett offers our Board additional perspective on mergers and acquisitions, significant accounting and financial reporting experience as well as expertise in the accounting-related rules and regulations of the SEC from his experience as a partner of a multinational audit firm. He has extensive finance knowledge, with a broad range of experience in financing alternatives, including the sale of securities, debt offerings, and syndications.

Mary K. Bush, 73



Chairman
Bush International, LLC

Independent Director since: 2012

Committee Memberships:

- Executive Compensation and Management Development
- Nominating and Corporate Governance

Ms. Bush has been an independent director of Price Group since 2012 and serves as a member on the Executive Compensation and Management Development Committee and the Nominating and Corporate Governance Committee. She has been Chairman of Bush International, LLC, an advisor to U.S. corporations and foreign governments on international capital markets and strategic business matters, since 1991. Ms. Bush managed global banking and corporate finance relationships from 1971 to 1991 at New York money center banks, including Citibank, Banker's Trust, and Chase.

Ms. Bush earned a B.A. in economics and political science from Fisk University and an M.B.A. from the University of Chicago.

Ms. Bush is a member of the board of directors, risk oversight committee, and the chair of the nominating and corporate governance committee of Discover Financial Services and a member of the board of directors, audit and compensation committees, and the chair of the retirement plan committee of ManTech International Corporation. She is also a member of the board of directors and chair of the audit committee for Bloom Energy. Ms. Bush also was a director of the Pioneer Family of Mutual Funds from 1997 to 2012, UAL Corporation from 2006 to 2010, and Marriott International, Inc., from 2008 to 2020.

Ms. Bush brings to our Board extensive financial, international and governmental affairs experience, her knowledge of corporate governance and financial oversight gained from her membership on the boards of other public companies, knowledge of public policy matters, and her significant experience providing strategic advisory services in the financial and international arenas.

Dina Dublon, 68



Retired Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.

Independent Director since: 2019

Committee Memberships:

- Audit
- Executive Compensation and Management Development

Ms. Dublon has been an independent director of Price Group since 2019 and serves as a member on the Audit Committee and the Executive Compensation and Management Development Committee. She was the executive vice president and chief financial officer of JPMorgan Chase & Co., a financial services company, from 1998 to 2004. Ms. Dublon previously held numerous positions at JPMorgan Chase & Co. and its predecessor companies, including corporate treasurer, managing director of the financial institutions' division and head of asset liability management.

Ms. Dublon earned a B.A. in economics and mathematics from Hebrew University of Jerusalem and an M.S. from Carnegie Mellon University.

Ms. Dublon has been a member of the board of directors of PepsiCo, Inc., since 2005, where she serves as a member of the sustainability, diversity, and public policy committee and the compensation committee. She previously served as chair of the audit committee. She also serves as a member of the board of directors of Motive Capital Corp. II, where she serves as chair of the audit committee and as a member of the compensation and nominations and governance committees. She also serves as a member of the independent audit quality committee of Ernst & Young USA, since 2020, and on the board of advisors of Columbia University's Mailman School of Public Health, since 2018. From 2002 to 2017, Ms. Dublon served as a director of Accenture PLC; from 2013 to 2018, as a director of Deutsche Bank AG; from 2005 to 2014, as a director of Microsoft Corporation; and from 1999 to 2002, as a director of Hartford Financial Services Group, Inc. She previously served on the faculty of Harvard Business School and on the boards of several nonprofit organizations, including the Women's Refugee Commission and Global Fund for Women.

Ms. Dublon brings to our Board significant governance experience from serving on boards of global companies, accounting and financial reporting experiences as well as substantial expertise with respect to the financials sector, mergers and acquisitions, global markets, public policy, and corporate finance gained throughout her career in the financial services industry, particularly her role as executive vice president and chief financial officer of a major financial institution.

Dr. Freeman A. Hrabowski, III, 71



President
University of Maryland,
Baltimore County

**Independent
Director since:** 2013

**Committee
Memberships:**

- Executive
  Compensation and
  Management
  Development
- Nominating and
  Corporate
  Governance (Chair)

Dr. Hrabowski has been an independent director of Price Group since January 2013 and serves as chair of the Nominating and Corporate Governance Committee and as a member on the Executive Compensation and Management Development Committee. He has been the president of the University of Maryland, Baltimore County (UMBC), since 1992. His research and publications focus on science and math education, with special emphasis on minority participation and performance. Dr. Hrabowski is also a leading advocate for greater diversity in higher education. He serves as a consultant to the National Science Foundation, the National Institutes of Health, the National Academies, and universities and school systems nationally.

Dr. Hrabowski earned a B.A. in mathematics from Hampton University and an M.A. in mathematics and a Ph.D. in higher education administration and statistics from the University of Illinois at Urbana-Champaign.

Dr. Hrabowski is a member of the board of directors and a member of the corporate and governance committee of McCormick & Company, Inc. He also served on the board of Constellation Energy Group, Inc., until 2012.

Dr. Hrabowski brings to our Board valuable strategic and management leadership experience from his role as president of UMBC, as well as his extensive knowledge and dedication to greater education and workforce development. He also contributes corporate governance oversight from his experience serving as a director on other public-company boards.

Robert F. MacLellan, 67



**Nonexecutive
Chairman**
Northleaf Capital
Partners

**Independent
Director since:** 2010

**Committee
Memberships:**

- Audit
- Executive
- Executive
  Compensation and
  Management
  Development (Chair)

Mr. MacLellan has been an independent director of Price Group since 2010 and serves as chair of the Executive Compensation and Management Development Committee and as a member on the Audit Committee and Executive Committee. He is the nonexecutive chairman of Northleaf Capital Partners, an independent global private markets fund manager and advisor. Mr. MacLellan served as chief investment officer of TD Bank Financial Group (TDBFG) from 2003 to 2009, where he was responsible for overseeing the management of investments for its Employee Pension Fund, The Toronto-Dominion Bank, TD Mutual Funds, and TD Capital Group. Earlier in his career, he was managing director of Lancaster Financial Holdings, a merchant banking group acquired by TDBFG in March 1995. Prior to that, Mr. MacLellan was vice president and director at McLeod Young Weir Limited (Scotia McLeod) and a member of the corporate finance department responsible for many corporate underwritings and financial advisory assignments.

Mr. MacLellan earned a B.Comm. from Carleton University and an M.B.A. from Harvard Business School. He also earned the designation of certified public accountant.

Mr. MacLellan is a member of the board of directors and chair of the audit committee of Magna International, Inc., a public company based in Aurora, Ontario. From 2012 to 2018, he was the chair of the board of Yellow Media, Inc., a public company based in Montreal.

Mr. MacLellan brings substantial experience and perspective to our Board with respect to the financial services industry, particularly his expertise with respect to investment-related matters, including those relating to the mutual fund industry and the institutional management of investment funds, based on his tenure as chief investment officer of a major financial institution. He also brings an international perspective to the Board as well as significant accounting and financial reporting experience.

Eileen P. Rominger, 67



Former Senior Advisor
CamberView Partners, LLC

Independent Director since: 2021

Committee Memberships:

• Audit
• Executive Compensation and Management Development

Ms. Rominger has been an independent director of Price Group since 2021 and serves as a member on the Audit Committee and the Executive Compensation and Management Development Committee. She was a senior advisor to CamberView Partners, LLC, a provider of investor-led advice for management and boards of public companies on shareholder engagement and corporate governance, from 2013 to 2018. Ms. Rominger also was the director of the Division of Investment Management at the SEC from 2011 to 2012, and the global chief investment officer for Goldman Sachs Asset Management from 2008 to 2011, and a partner from 2004 to 2011. She began her career in 1981 at Oppenheimer Capital, where she worked for 18 years as a securities analyst and then as an equity portfolio manager, serving as a managing director and a member of the executive committee.

Ms. Rominger earned a B.A. in English from Fairfield University and an M.B.A. in finance from the University of Pennsylvania, The Wharton School.

Ms. Rominger served as a member of the board of directors of Swiss Re from 2018 to 2020, and currently serves as a director on several of its subsidiaries. She previously served on the boards of directors of Permal Asset Management, Inc., a private company, from 2012 to 2013 and Oppenheimer Capital LLC from 1981 to 1999. Ms. Rominger is also a member of the board of trustees and chair of the finance committee of Jacob's Pillow Dance Foundation.

Ms. Rominger brings a broad range of valuable leadership and investment management experience to our Board. She also has extensive experience with complex issues relevant to the Company's business, including budget and fiscal responsibility, economic, regulatory policy, and women's issues.

Robert W. Sharps, 50



Chief Executive Officer and President
T. Rowe Price Group, Inc.

Director since: 2021

Committee Memberships:

• Executive (Chair)
• Management (Chair)

Mr. Sharps has been a director of Price Group since 2021. He is the Chief Executive Officer (CEO) and President of Price Group and is the chair of the Company's Executive, Management and Management Compensation and Development Committees. Mr. Sharps' investment experience began in 1996, and he has been with Price Group since 1997, beginning as an analyst specializing in financial services stocks, including banks, asset managers, and securities brokers, in the U.S. Equity Division. He was the lead portfolio manager of the Institutional Large-Cap Growth Equity Strategy for 15 years until December 2016. In 2016, he stepped down from portfolio management to assume an investment leadership position as co-head of Global Equity, at which time he joined the Management Committee. In 2017, he was named head of Investments and group chief investment officer, which he held until 2021. In February 2021, he became president of Price Group and became CEO in January 2022. Prior to Price Group, he completed an internship as an equity research analyst at Wellington Management. He also was employed by KPMG Peat Marwick as a senior management consultant, where he focused on corporate transactions, before leaving to pursue his M.B.A. in 1995.

Mr. Sharps earned a B.S., summa cum laude, in accounting from Towson University and an M.B.A. in finance from the University of Pennsylvania, The Wharton School. He also has earned the Chartered Financial Analyst® designation.

During his portfolio management tenure, T. Rowe Price was twice named Large-Cap Growth Equity Manager of the Year by Institutional Investor magazine. Mr. Sharps currently serves on the Board of the Baltimore Curriculum Project. He previously served on the St. Paul's School Board of Trustees and was chair of the Investment Committee from July 2015 to June 2020. He also spent six years on Towson University's College of Business and Economics Alumni Advisory Board.

Mr. Sharps brings to our Board insight into the critical investment component of our business based on the leadership roles he has held in the Equity Division of Price Group and his 20-year career with the Company.

CFA® and Chartered Financial Analyst® are registered trademarks owned by CFA Institute.

Robert J. Stevens, 70



Retired Chairman, President and Chief Executive Officer
Lockheed Martin Corporation

Independent Director since: 2019

Committee Memberships:

• Executive Compensation and Management Development
• Nominating and Corporate Governance

Mr. Stevens has been an independent director of Price Group since 2019 and serves as a member on the Executive Compensation and Management Development Committee and the Nominating and Corporate Governance Committee. He was the chairman, president, and chief executive officer of Lockheed Martin Corporation, an American aerospace, defense, arms, security, and advanced technologies company, from 2005 to 2012, and served as executive chairman in 2013. He also served as Lockheed Martin's chief executive officer from August 2004 through 2012. Previously, Mr. Stevens held a variety of increasingly responsible executive positions with Lockheed Martin, including president and chief operating officer, chief financial officer, and head of strategic planning.

Mr. Stevens earned a B.A. in psychology from Slippery Rock University of Pennsylvania, an M.S. in industrial engineering and management from the New York University Tandon School of Engineering, and an M.S. in business from Columbia University.

Mr. Stevens serves on the advisory board of the Marine Corps Scholarship Foundation and is a member of the Council on Foreign Relations. From 2002 to 2018, he was the lead independent director of Monsanto Corporation, where he also served as the chair of the nominating and corporate governance committee and a member of the audit committee. Mr. Stevens served as a director of United States Steel Corporation from 2015 to 2018, where he was on the corporate governance and public policy committee and the compensation and organization committee.

Mr. Stevens brings to our Board significant executive management experience. He also adds additional perspective to our Board regarding financial matters, mergers and acquisitions, strategic leadership, and international operational experience based on his tenure as chief executive officer of a publicly traded, multinational corporation.

William J. Stromberg, 62



Non-Executive Chair
T. Rowe Price Group, Inc.

Director since: 2016

Committee Memberships:

• Executive

Mr. Stromberg has been a director of Price Group since 2016 and currently serves as the non-executive chair of the Board. He served as the chief executive officer of Price Group from 2016 to 2021, and was its president from 2016 to February 2021. Prior to that, Mr. Stromberg was the Company's head of Equity from 2009 to 2015, and the head of U.S. Equity from 2006 to 2009. He also served as a director of Equity Research (1996 to 2006), as a portfolio manager of the Capital Opportunity Fund (2000 to 2007) and the Dividend Growth Fund (1992 to 2000), and as an equity investment analyst (1987 to 1992). Prior to joining the firm in 1987, he was employed by Westinghouse Defense as a systems engineer.

Mr. Stromberg earned a B.A. from Johns Hopkins University and an M.B.A. from the Tuck School of Business at Dartmouth. Mr. Stromberg also has earned the Chartered Financial Analyst® designation.

Mr. Stromberg currently serves on the Johns Hopkins University board of trustees and is chair of the investment committee, and chair of the Hopkins Whiting School of Engineering advisory council. Mr. Stromberg previously served nine years on the Catholic Charities Board of Trustees, with two years as board president.

Mr. Stromberg brings to our Board insight into the critical investment component of our business based on the leadership roles he has held in the Equity Division of Price Group and his 30-year career with the Company.

Richard R. Verma, 53



General Counsel and Head of Global Public Policy
Mastercard Incorporated

Independent Director since: 2018

Committee Memberships:

- Audit
- Executive Compensation and Management Development

Mr. Verma has been an independent director of Price Group since 2018 and serves as a member on the Audit Committee and the Executive Compensation and Management Development Committee. He is the general counsel and head of global public policy at Mastercard Incorporated, an American multinational financial services corporation. Mr. Verma previously served as the vice chairman and a partner at The Asia Group, from 2017 to 2020. He served as United States Ambassador to India from 2014 to 2017. Mr. Verma was assistant secretary of state for legislative affairs from 2009 to 2011 and was senior national security advisor to the U.S. Senate majority leader from 2004 to 2007. He also was a partner and senior counselor with Steptoe & Johnson LLP, a global law firm, and is a U.S. Air Force veteran, who served as judge advocate during active duty.

Mr. Verma holds a B.S. in industrial engineering from Lehigh University, an LL.M. in international law from Georgetown University Law Center, a J.D. from American University's Washington College of Law, and a Ph.D. from Georgetown University.

Mr. Verma is a senior fellow at Harvard University's Belfer Center, serves as a trustee at Lehigh University, and is on the board of the National Endowment for Democracy.

Mr. Verma brings substantial experience and a global perspective to our Board providing insight on public policy, business, foreign and legislative affairs, strategic leadership, and corporate social responsibility.

Sandra S. Wijnberg, 65



Former Partner and Chief Administrative Officer
Aquiline Holdings LLC

Independent Director since: 2016

Committee Memberships:

- Audit
- Executive Compensation and Management Development

Ms. Wijnberg has been an independent director of Price Group since 2016 and serves as a member on the Audit Committee and the Executive Compensation and Management Development Committee. She was an executive advisor of Aquiline Holdings LLC, a registered investment advisory firm from 2015 to early 2019, where she previously served as a partner and chief administrative officer from 2007 to 2014. Previously, Ms. Wijnberg served as the senior vice president and chief financial officer of Marsh & McLennan Companies, Inc., and was treasurer and interim chief financial officer of YUM! Brands, Inc. Prior to that, she held financial positions with PepsiCo, Inc., and worked in investment banking at Morgan Stanley. In addition, from 2014 through 2015, Ms. Wijnberg was deputy head of mission for the Office of the Quartet, a development project under the auspices of the United Nations.

Ms. Wijnberg earned a B.A. in English literature from the University of California, Los Angeles, and an M.B.A. from the University of Southern California's Marshall School of Business, for which she is a member of the board of leaders.

Ms. Wijnberg is a member of the board of directors, chair of the audit committee, and member of the nominating and corporate governance committee of Automatic Data Processing, Inc. She is a member of the board of directors, chair of the audit committee, and a member of the finance committee of Cognizant Technology Solutions Corp. She is a member of the board of directors, the lead director, the chair of the audit committee, and a member of the nominating and corporate governance committee of Hippo Holdings, Inc. From 2003 to 2016, Ms. Wijnberg served on the board of directors of Tyco International, PLC, and from 2007 to 2009, she served on the board of directors of TE Connectivity, Ltd. She is also a director of Seeds of Peace and is a trustee of the John Simon Guggenheim Memorial Foundation.

Ms. Wijnberg brings to our Board a global perspective along with substantial financials sector, corporate finance, and management experience based on her roles at Aquiline Capital Partners, Marsh & McLennan, and YUM! Brands, Inc.

Alan D. Wilson, 64



Retired Executive Chairman
McCormick & Company, Inc.

Independent Director since: 2015

Committee Memberships:

• Executive
• Executive Compensation and Management Development
• Nominating and Corporate Governance

Mr. Wilson has been an independent director of Price Group since 2015 and serves as a member on the Executive Committee, the Executive Compensation and Management Development Committee, and the Nominating and Corporate Governance Committee, and is also the lead independent director of the Board. He was executive chair of McCormick & Company, Inc., a global leader in flavor, seasonings, and spices, and held many executive management roles, including chairman, president, and chief executive officer from 2008 to 2016.

Mr. Wilson earned a B.S. in communications from the University of Tennessee. He attended school on a R.O.T.C. scholarship and, following college, served as a U.S. Army captain, with tours in the United States, United Kingdom, and Germany.

Mr. Wilson is the non-executive chair and a member of the board of directors of Westrock Company and is the chair of the nominating and corporate governance committee and a member of the finance and executive committees. He also chairs the board of visitors of UMBC, and currently serves on the University of Tennessee's board of trustees and the University of Tennessee's Business School advisory board.

Mr. Wilson brings to our Board significant executive management experience, having led a publicly traded, multinational company. He also adds additional perspective regarding matters relating to general management, strategic leadership, and financial matters.

Director Engagement

Meetings

During 2021, the Board held 11 meetings and approved three matters via unanimous written consent. Each director attended at least 75% of the combined total number of meetings of the Board and Board committees of which he or she was a member. Consistent with the Company's Corporate Governance Guidelines, the independent directors met in executive session at each of the Board's regular meetings in 2021. Our Corporate Governance Guidelines provide that all directors are expected to attend the annual meeting of stockholders. All nominees for director submitted to the stockholders for approval at last year's annual meeting on May 11, 2021 attended that meeting, and we anticipate that all director nominees will attend the Annual Meeting.

Beyond the Boardroom

Director Orientation and Continuing Education and Development

When a new independent director joins the Board, we provide an orientation program for the purpose of providing the new director with an understanding of the operations and the financial condition of the Company, as well as the Board's expectations for its directors. Each director is expected to maintain the necessary knowledge and information to perform his or her responsibilities as a director. To assist the directors in understanding the Company and its industry and maintaining the level of expertise required to serve as a director, the Company will, from time to time and at least annually, offer Company-sponsored continuing education programs or presentations, in addition to briefings during Board meetings related to the competitive and industry environment and the Company's goals and strategies. In addition, at most meetings the Board receives special education sessions on one or more topics related to key industry trends, topical business issues and corporate governance.

The Board is a member of the National Association of Corporate Directors, which provides resources that help directors strengthen board leadership. Each director is encouraged to participate at least once every three years in continuing education programs for public company directors sponsored by nationally recognized educational organizations not affiliated with the Company. The cost of all such continuing education is paid for by the Company.

Committees of the Board of Directors

Our Board has an Audit Committee, an Executive Compensation and Management Development Committee (Compensation Committee), a Nominating and Corporate Governance Committee and an Executive Committee. The Board has also authorized a Management Committee that is made up entirely of senior officers of the Company.

Committee Charters

The Board has adopted a separate written charter for the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Current copies of each charter, our Corporate Governance Guidelines, and our Code of Ethics for Principal Executive and Senior Financial Officers can be found on our website, troweprice.com, by selecting "Investor Relations" and then "Corporate Governance."

Audit Committee

Meetings in 2021: **6**
The report of the Committee appears on **page 65.**

Chair	Members				
					
Bartlett	Dublon	MacLellan	Rominger	Verma	Wijnberg

Qualifications and Financial Expert Determination

The Board has determined that each of the Audit Committee members meet the independence and financial literacy criteria of the NASDAQ Global Select Market and the SEC. The Board also has concluded that Messrs. Bartlett and MacLellan and Mses. Dublon and Wijnberg meet the criteria of an audit committee financial expert as established by the SEC. Mr. Bartlett is a certified public accountant, was an audit partner at Ernst & Young for 28 years until he left the firm in 2012, and serves as the chair of the audit committee of WillScot Mobile Mini Holdings Corp. and as a member of the audit committees of FTI Consulting, Inc. and Zurn Water Solutions Corp. Ms. Dublon was the executive vice president and chief financial officer of JPMorgan Chase & Co., from 1998 to 2004. She served as member and chair of the audit committee of PepsiCo, Inc. Mr. MacLellan is a chartered accountant, and serves as chair of the audit committee of Magna International, Inc., and was a member of the audit committees for Ace Aviation Holdings, Inc., and Maple Leaf Sports and Entertainment, Ltd. Ms. Wijnberg was the chief financial officer of Marsh & McLennan Companies, Inc., from 2000 to 2006 and interim chief financial officer of YUM! Brands in 1999. She is currently the chair of the audit committees for Automatic Data Processing, Inc., Cognizant Technology Solutions Corp., and Hippo Holdings, Inc. and she previously served as member and chair of the audit committees of Tyco International and TE Connectivity, respectively.

Responsibilities

The primary purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

- The integrity of our financial statements and other financial information provided to our stockholders;
- The retention of our independent registered public accounting firm, including oversight of the terms of its engagement and its performance, qualifications, and independence;
- The performance of our internal audit function, internal controls, and disclosure controls; and
- The Company's risk management framework.

The Audit Committee:

- Provides an avenue for communication among our internal auditors, financial management, chief risk officer, independent registered public accounting firm, and the Board; and
- Is responsible for maintaining procedures involving the receipt, retention, and treatment of complaints or concerns regarding accounting, internal accounting controls, and auditing matters, including confidential, anonymous employee submissions.
- The independent registered public accounting firm reports directly to the Audit Committee and is ultimately accountable to this committee and the Board for the audit of our consolidated financial statements.

- The head of the Company's internal audit department reports directly to the Audit Committee.
- The Audit Committee receives regular updates from our risk and technology departments concerning our information security program.

Related Person Transaction Oversight

The Audit Committee is responsible under its charter for reviewing related person transactions and any change in, or waiver from our Code of Ethics for our Principal Executive and Senior Financial Officers. Our Board has adopted a written Policy for the Review and Approval of Transactions with Related Persons. Any transaction that would require disclosure under Item 404(a) of Regulation S-K will not be initiated or materially modified until our Audit Committee has approved such transaction or modification and will not continue past its next contractual termination date unless it is annually reapproved by our Audit Committee. During its deliberations, the Audit Committee must consider all relevant details regarding the transaction including, but not limited to, any role of our employees in arranging the transaction, the potential benefits to our Company, and whether the proposed transaction is competitively bid or otherwise is on terms comparable to those available to an unrelated third party or our employees generally. The Audit Committee approves only those transactions that it determines in good faith to be on terms that are fair to us and comparable to those that could be obtained in an arms-length negotiation with an unrelated third party. Please see the disclosure provided in the section entitled "Certain Relationships and Related Transactions" beginning on page 69.

Risk Management Oversight

The Audit Committee oversees and evaluates our policies with respect to significant risks and exposures faced by the Company and the steps taken to assess, monitor, and manage those risks. The Company's Risk and Operational Steering Committee, comprised of senior members of management including our chief risk officer, oversees the Company's risk management strategy on behalf of the Management Committee. The Risk and Operational Steering Committee develops and maintains the Company's risk management policies and procedures, and regularly monitors the significant risks inherent to our business, including investment risk, reputational risk, business continuity risk, information security risk and operational risk. The chief risk officer, head of internal audit, and officers responsible for financial reporting, legal, and compliance periodically report on these matters to the Audit Committee. Based on these reports, the Audit Committee reports and makes recommendations as necessary to the full Board with respect to managing our overall risk.

Executive Compensation and Management Development Committee

Meetings in 2021: **5**
The report of the Committee appears on **page 55.**

Chair	**Members**				
					
MacLellan	Bartlett	Bush	Dublon	Hrabowski	Rominger
					
	Snowe	Stevens	Verma	Wijnberg	Wilson

All of the non-employee independent directors of the Board serve on the Compensation Committee. The Board has determined that each of these members meets the independence criteria of the NASDAQ Global Select Market.

Responsibilities

The Compensation Committee is responsible to the Board, and ultimately to our stockholders, for:

- Determining the compensation of our President and CEO and other executive officers;
- Reviewing and approving general salary and compensation policies for the rest of our senior officers;

- Overseeing the administration of our Annual Incentive Compensation Plan (AICP), equity incentive plans, and Employee Stock Purchase Plan;
- Assisting management in designing new compensation policies and plans;
- Reviewing and providing guidance to management concerning succession plans and development actions for key leadership roles;
- Reviewing and assisting management regarding diversity, equity and inclusion efforts across the Company; and
- Reviewing and discussing the Compensation Discussion and Analysis contained in this proxy statement and other compensation disclosures with management.

Nominating and Corporate Governance Committee

Meetings in 2021: **5**
The report of the Committee appears on **page 20.**

Chair


Hrabowski

Members


Bush


Snowe


Stevens


Wilson

The Board has determined that all Nominating and Corporate Governance Committee members meet the independence criteria of the NASDAQ Global Select Market.

Responsibilities

The Nominating and Corporate Governance Committee supervises and reviews the affairs of Price Group in relation to the Board, director nominees and compensation, committee composition, stockholder communications, and other corporate governance matters.

Among the Nominating and Corporate Governance Committee's responsibilities are:

- Identifying, evaluating, and nominating director candidates;
- Considering the continued membership of each director, and recommending the appropriate skills and characteristics of potential directors;
- Developing director orientation and education opportunities;
- Reviewing and approving the compensation of independent directors;
- Recommending committee and chair assignments;
- Overseeing procedures regarding stockholder nominations and other communications to the Board;
- Reviewing the effectiveness of the Board in the corporate governance process;
- Monitoring compliance with and recommending any changes to the Corporate Governance Guidelines and other governance policies;
- Monitoring and oversight of, in coordination with the Compensation Committee and the Board, succession planning for the Chief Executive Officer;
- Overseeing policies related to political expenditures and political activities;
- Monitoring policies related to environmental and climate matters, and recommending to the Board specific actions related thereto;
- Reviewing actions in furtherance of the Company's corporate social responsibility, including the impact of the Company's processes on employees, stockholders, citizens and communities; and
- Reviewing key trends in legislation, regulation, litigation and public debate to determine whether the Company should consider additional corporate environmental, social responsibility or governance actions.

Executive Committee

Chair



Sharps

Members



MacLellan



Stromberg



Wilson

Mr. Sharps, Mr. MacLellan, Mr. Stromberg and Mr. Wilson serve on the Executive Committee.

Responsibilities

The Executive Committee functions between meetings of the Board in the event that prompt action be called for that requires formal action by or on behalf of the Board in circumstances where it is impractical to call and hold a full meeting of the Board. The Executive Committee possesses the authority to exercise all the powers of the Board except as limited by Maryland law.

If the Executive Committee acts on matters requiring formal Board action, those acts are reported to the Board at its next meeting for ratification.

Board Policies and Procedures

Code of Ethics

Pursuant to rules promulgated under the Sarbanes-Oxley Act, the Board has adopted a Code of Ethics for Principal Executive and Senior Financial Officers. This Code is intended to deter wrongdoing and promote honest and ethical conduct; full, timely, and accurate reporting; compliance with laws; and accountability for adherence to the Code, including internal reporting of Code violations. A copy of the Code of Ethics for Principal Executive and Senior Financial Officers is available on our website. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of the Code of Ethics for Principal Executive and Senior Financial Officers by making disclosures concerning such matters available on the Investor Relations page of our website, troweprice.com.

We also have a Code of Ethics and Conduct that is applicable to all employees and directors of the Company. Our Code of Ethics and Conduct prohibits all employees and directors of the Company from (i) any short sales of our common stock, (ii) purchasing options on our common stock, or (iii) entering into any contract or purchasing any instrument designed to hedge or offset any decrease in the market value of our common stock. It is the Company's policy for all employees to participate annually in continuing education and training relating to the Code of Ethics and Conduct.

Corporate Governance Guidelines

The Board represents the interests of stockholders in fostering a business that is successful in all respects. The Board is responsible for determining that the Company is managed with this objective in mind and that management is executing its responsibilities. The Board's responsibility is to regularly monitor the effectiveness of management policies and decisions, including the execution of its strategies. In addition to fulfilling its obligations for representing the interests of stockholders, the Board has responsibility to the Company's employees, the mutual funds and investment portfolios that the Company manages, the Company's other customers and business constituents and the communities where the Company operates. All are essential to a successful business. Our Corporate Governance Guidelines can be found on our website, troweprice.com.

Non-Employee Director Independence Determinations

The Board has considered the independence of current directors and director nominees, and excluding Messrs. Stromberg, Sharps and August, has concluded that each such director qualifies as an independent director within the meaning of the

applicable rules of the NASDAQ Global Select Market. To our knowledge, there are no family relationships among our directors or executive officers.

In making its determination of independence, the Board applied guidelines that it has adopted concluding that the following relationships should not be considered material relationships that would impair a director's independence:

- relationships where a director or an immediate family member of a director purchases or acquires investment services, investment securities, or similar products and services from the Company or one of its sponsored mutual funds and trusts (Price funds) so long as the relationship is on terms consistent with those generally available to other persons doing business with the Company, its subsidiaries, or its sponsored investment products; and

- relationships where a corporation, partnership, or other entity with respect to which a director or an immediate family member of a director is an officer, director, employee, partner, or member purchases services from the Company, including investment management or defined contribution retirement plan services, on terms consistent with those generally available to other entities doing business with the Company or its subsidiaries.

The Board believes that this policy sets an appropriate standard for dealing with ordinary course of business relationships that may arise from time to time.

Proposal 1

Election of Directors

In this proxy statement, 13 director nominees are presented pursuant to the recommendation of the Nominating and Corporate Governance Committee. All have been nominated by the Board to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualify.

 **FOR** **Recommendation of the Board of Directors** **Vote Required**
We recommend that you vote FOR all the director nominees under Proposal 1.

If any director nominee becomes unable or unwilling to serve between now and the Annual Meeting, proxies will be voted FOR the election of a replacement recommended by the Nominating and Corporate Governance Committee and approved by the Board.

Corporate Governance

Report of the Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee has general oversight responsibility for governance of the Company, including the assessment and recruitment of new director candidates and the evaluation of director and Board performance. We monitor regulatory and other developments in the governance area with a view toward both legal compliance and maintaining governance procedures at the Company, consistent with what we consider to be best practices. In this regard, we routinely receive written and verbal information relating to best governance practices for institutions such as the Company, including input and reports from members of the Company's proxy voting group concerning relevant trends. In addition, the Nominating and Corporate Governance Committee has oversight of the Company's environmental and corporate social responsibility activities and the Company's policies related to political expenditures and political activities.

Governance Highlights

Overview

Our Board employs practices that foster effective Board oversight of critical matters such as strategy, management succession planning, financial and other controls, risk management and compliance. The Board reviews our major governance policies and processes regularly in the context of current corporate governance trends, regulatory changes and recognized best practices.

Our Nominating and Corporate Governance Committee maintains oversight of the Company's environmental and corporate social responsibility activities, including considering the impact of the Company's policies and processes on employees, stockholders, citizens and communities. During the year, the Nominating and Corporate Governance Committee and the Board received updates from management on the Company's environmental, corporate social responsibility and governance efforts.

Pursuant to the Nominating and Corporate Governance Committee's oversight of political activities, the Nominating and Corporate Governance Committee is informed of and consulted on any political developments impacting the Company. The Company does not contribute corporate funds to candidates, political party committees, political action committees, or any political organization exempt from federal income taxes. Further the Company does not maintain a political action committee and does not spend corporate funds directly on independent expenditures.

The Nominating and Corporate Governance Committee works diligently to support effective corporate governance and believes that the Company's governance program aligns with the Investor Stewardship Group's (ISG) Corporate Governance Framework for U.S. Listed Companies.

ISG Corporate Governance Principles

The following sections provide an overview of our corporate governance structure and processes, including key aspects of our Board operations, and how they align with the ISG Corporate Governance Principles for U.S. Listed Companies.



PRINCIPLE	COMPANY PRACTICE
1. Boards are accountable to shareholders.	• Our directors are elected annually. • Our By-Laws mandate that directors be elected under a "majority voting" standard in uncontested elections. Each director nominee must receive more votes "For" his or her election than votes "Against" in order to be elected. A director who fails to obtain the required vote in an uncontested election must submit his or her resignation to the Board. • We have clear proxy access rules. • We do not have a poison pill plan.
2. Shareholders should be entitled to voting rights in proportion to their economic interest.	• We have only one class of stock outstanding, and each share is entitled to one vote.
3. Boards should be responsive to shareholders and be proactive in order to understand their perspectives.	• Our Company actively engages with stockholders. See page 26. • Our directors participate in our stockholder outreach, both in the preparation for such meetings, and during the presentations themselves. • We have established an email address for stockholders wishing to contact the Board.
4. Boards should have a strong, independent leadership structure.	• We have a strong lead independent director. • 11 of our 14 directors are independent. • Our independent directors meet frequently without management.
5. Boards should adopt structures and practices that enhance their effectiveness.	• Our directors have a diverse mix of experience and backgrounds relevant to our industry, our stockholders, our clients, and our stakeholders. See page 6. • The average tenure on our Board is six years. • During the year, the Board receives several key industry updates, strategic topics and other education sessions conducted by both outside experts and Company executives, all designed to assist the Board in executing their duties. • Our directors attended 100% of the regularly scheduled Board and Board Committee meetings, and value in person attendance at meetings.
6. Boards should develop management incentive structures that are aligned with the long-term strategy of the company.	• Our annual and long-term incentive programs are designed to align the interests of our management with our stockholders by focusing on long-term corporate performance and value creation. • Our executive compensation program received 94% stockholder support in 2021. • The proxy statement clearly communicates the link between our compensation programs and the Company's short and long-term performance.

Board Composition

Director Nomination Process

Ongoing Assessment of Composition and Structure

In considering the overall qualifications of our director nominees and their contributions to our Board, and in determining our need for additional directors, we seek to create a Board consisting of directors with a diverse set of experiences and attributes who will be meaningfully involved in our Board activities and will facilitate a transparent and collaborative atmosphere and culture. Our directors generally develop a long-term association with the Company, which we believe facilitates a deeper knowledge of our business and its strategies, opportunities, risks, and challenges. At the same time, we periodically look for additions to our Board to enhance our capabilities and bring new perspectives and ideas to our Board.

Commitment to Diversity, Equity and Inclusion

The Board has historically valued varying perspectives that individuals of differing backgrounds and experiences bring. We monitor the diversity profile of the Board and consider it an important factor relevant to any particular nominee and to the overall composition of our Board. In considering diversity, we recognize a person's background and experience as well as their ethnic, gender, sexual orientation, racial, and other factors which we believe will inform the way they consider decisions brought before the Board.

Our current Board comprises individuals with a substantial variety of skills and expertise, including with respect to executive management; financial institutions; government; accounting and finance; investment management; public company boards; academia; and not-for-profit organizations. Our Board is not just comprised of individuals knowledgeable about our business, but is also reflective of our clients, the communities we serve and our stakeholders. The Nominating and Corporate Governance Committee believes it is important to maintain a mix of experienced directors with a deep understanding of the Company and newer directors who bring a fresh perspective to the challenges of our industry.

Selection of Director Candidates

The Nominating and Corporate Governance Committee supervises the nomination process for directors. The Nominating and Corporate Governance Committee considers the performance, independence, diversity, and other characteristics of our incumbent directors, including their willingness to serve for an additional term, and any change in their employment or other circumstances in considering their renomination each year.

Following the Annual Meeting, the Board will have thirteen directors, ten of whom will be independent. The tenure of our independent directors' ranges from five months to twelve years, with an average tenure of approximately six years. When a director is set to retire from our Board, the Nominating and Corporate Governance Committee focuses on identifying candidates with the skills and backgrounds to complement the Board, in addition to seeking candidates who would bring further capabilities, experience, and diversity to our Board. As part of this effort, during 2021, the Nominating and Corporate Governance Committee engaged a consultant to find potential candidates due to the retirement of Olympia J. Snowe in connection with the Annual Meeting. After reviewing possible director candidates, the Nominating and Corporate Governance Committee nominated, and our Board elected, Eileen P. Rominger to the Board in November 2021. The Board selected Ms. Rominger because of her deep and meaningful investment management experience as a chief investment officer at a global investment manager, along with her understanding of investment services regulation through her time serving at the SEC. Ultimately the Board felt that the addition of Ms. Rominger to our Board would benefit the Company and its stockholders, resulting from her substantial financial, management, public policy, and corporate social responsibility experience, along with her global perspective.

Furthermore, the Nominating and Corporate Governance Committee also nominated, and our Board elected effective December 30, 2021, Robert W. Sharps and Glenn R. August, as management-members of the Board. Mr. Sharps' election to the Board resulted from his succession of Mr. Stromberg as our president and chief executive officer, and Mr. August's election was due to the significant investment the Company made in acquiring OHA, and the belief that the Board would benefit from Mr. August's extensive knowledge of the alternatives business.

Identification and Consideration of New Nominees

In the event that a vacancy exists, or we decide to increase the size of the Board, we identify, interview and examine, and make recommendations to the Board regarding appropriate candidates. We will consider Board nominees with diverse capabilities, and we generally look for nominees with capabilities in one or more of the following areas: accounting and financial reporting, financial services and money management, executive leadership, investments, general economics and industry oversight, legal, government affairs and corporate governance, international, marketing and distribution, and technology and facilities management. In evaluating potential candidates, we consider independence from management, background, experience, expertise, commitment, diversity, number of other public board and related committee seats held, and potential conflicts of interest, among other factors, and take into account the composition of the Board at the time of the assessment. All candidates for nomination must:

- demonstrate unimpeachable character and integrity;
- have sufficient time to carry out their duties;
- have experience at senior levels in areas of expertise helpful to the Company and consistent with the objective of having a diverse and well-rounded Board; and
- have the willingness and commitment to assume the responsibilities required of a director of the Company.

In addition, candidates expected to serve on the Audit Committee must meet independence and financial literacy qualifications imposed by the NASDAQ Global Select Market and by the SEC and other applicable law. Candidates expected to serve on this committee or the Compensation Committee must meet independence qualifications set out by the NASDAQ Global Select Market, and members of the Compensation Committee must also meet additional independence tests imposed by the NASDAQ Global Select Market. Our evaluations of potential directors include, among other things, an assessment of a candidate's background and credentials, personal interviews, and discussions with appropriate references. Once we have selected a candidate, we present him or her to the full Board for election if a vacancy occurs or is created by an increase in the size of the Board during the course of the year, or for nomination if the director is to be first elected by the Company's stockholders. All directors serve for one-year terms and must stand for reelection annually.

Identification of Candidates	The Nominating and Corporate Governance Committee identifies, interviews and examines, and makes recommendations to the Board regarding appropriate candidates. The Nominating and Corporate Governance Committee identifies potential candidates principally through the following: • Consideration of incumbent directors • Suggestions from the Company's directors and senior management • Third parties/national search organization • Candidates recommended or suggested by stockholders
Evaluation of Candidates	The Nominating and Corporate Governance Committee's evaluations of potential directors include the following: • An assessment of a candidate's background and credentials • Personal interviews • Discussions with appropriate references
Election of Candidates	Once the Nominating and Corporate Governance Committee has selected a candidate, the candidate is presented to the full Board for election if a vacancy occurs or is created by an increase in the size of the Board during the course of the year, or for nomination if the director is to be first elected by the Company's stockholders.

Stockholder Recommendations and Nominations

Recommendations

A stockholder who wishes to recommend a candidate for the Board should send a letter to the chair of the Nominating and Corporate Governance Committee at the Company's principal executive offices providing: (i) information relevant to the candidate's satisfaction of the criteria described above under "Director Nomination Process"; and (ii) information that would be required for a director nomination under Section 1.11 of the Company's Amended and Restated By-Laws (By-Laws). The Nominating and Corporate Governance Committee will consider and evaluate candidates recommended by stockholders in the same manner it considers candidates from other sources. Acceptance of a recommendation does not imply that the Nominating and Corporate Governance Committee will ultimately nominate the recommended candidate.

Proxy Access and Nominations

We have adopted a proxy access right to permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws. Section 1.13 of the By-Laws sets out the procedures a stockholder must follow to use proxy access. Section 1.11 of the By-Laws sets out the procedures a stockholder must follow in order to nominate a candidate for Board membership outside of the proxy access process. For these requirements, please refer to the By-Laws as of February 9, 2021, filed with the SEC on February 11, 2021, as Exhibit 3.1 to our Annual Report on Form 10-K.

Majority Voting

We have adopted a majority voting standard for the election of our directors. Under our By-Laws, in an uncontested election, a nominee will not be elected unless he or she receives more "FOR" votes than "AGAINST" votes. Under Maryland law, any incumbent director not so elected would continue in office as a "holdover" director until removed or replaced. As a result, the By-Laws also provide that any director who fails to obtain the required vote in an uncontested election must submit his or her resignation to the Board. The Board must decide whether to accept or decline the resignation, or decline the resignation with conditions, taking into consideration the Nominating and Corporate Governance Committee's recommendation after consideration of all factors deemed relevant, within 90 days after the vote has been certified. Plurality voting will apply to contested elections.

Board Leadership

Chair of the Board and Lead Independent Director



William J. Stromberg
Non-Executive Chair of the Board

Mr. Stromberg became the non-executive chair of the Board effective January 1, 2022, following his retirement as our CEO. Due to his long career with the Company, including as its CEO and Chair, we believe Mr. Stromberg's service as the Board's non-executive chair provides our independent directors with increased exposure to senior management, as well as greater insight into the needs of the business.



Alan D. Wilson
Lead Independent Director

Mr. Wilson was elected by our independent directors as lead independent director after the 2018 Annual Meeting and is expected to be re-elected after the Annual Meeting. The lead independent director role was created in 2004 and has continually developed since that time. The lead independent director chairs Board meetings at which the chair is not present, approves Board agendas and meeting schedules, and oversees Board materials distributed in advance of Board meetings. The lead independent director also calls meetings of the independent directors, chairs all executive sessions of the independent directors, and acts as liaison between the independent directors and management. The lead independent director is available to the Company's general counsel and corporate secretary to discuss and, as necessary, respond to stockholder communications to the Board.

Mr. Wilson's significant executive management experience, including having served as chair and chief executive officer of a publicly traded company, makes him especially qualified to serve as the lead independent director for the Board.

Independent Leadership

The Board has determined that the election of a lead independent director, together with a non-executive chair, serve the best interests of the Company and its stockholders at this time. We believe that the combination of a non-executive chair and a well-empowered lead independent director provides significant independent leadership of our Board, while also providing a valuable bridge between the Board and the Company's business. The Company has a strong independent Board, and a supermajority of the Board are independent under the NASDAQ Global Select Market standards. In addition, the Nominating and Corporate Governance Committee, the Audit Committee, and the Compensation Committee are all composed entirely of independent directors, and our non-executive chair and lead independent director, together with these committees, have significant and meaningful responsibilities designed to foster critical oversight and good governance practices. We believe that our structure is appropriate at this time and serves well the interests of the Company and its stockholders.

The Board is confident that the duties and responsibilities allocated to its lead independent director, together with its other corporate governance practices and strong independent board, provides appropriate and effective independent oversight of management.

Committee Leadership and Rotation

In 2015, Mr. Bartlett became the chair of the Audit Committee and Mr. MacLellan became the chair of the Compensation Committee. In 2021, Dr. Hrabowski became the chair of the Nominating and Corporate Governance Committee. Our Corporate Governance Guidelines provide that periodic rotation of committee membership and chairpersons is generally beneficial to the Company, and contributes to healthy and collaborative Board engagement. However, this rotation is not mandatory, and in some circumstances continued service on a committee or as chair by persons with particular skills may be warranted. At least every five years, the Nominating and Corporate Governance Committee shall do a thorough review of all Board leadership positions to make recommendations to the Board about potential changes and to suggest skills which may be needed on the committees.

Board Evaluations

In January 2022, we asked all directors to reply to an anonymous evaluation questionnaire regarding the performance of the Board and its committees during 2021, which evaluation was conducted in consultation with the Chair of the Nominating and Corporate Governance Committee and the Lead Independent Director. Feedback from these questionnaires was supplemented by interviews of each independent director by our Lead Independent Director. The results of the evaluations and interviews were then discussed at a meeting of the Nominating and Corporate Governance Committee and a full report was also provided to the Board. Consistent with past practice, we consider suggestions from the evaluation process for inclusion during the course of the upcoming year. We plan to continue to conduct evaluations and interviews each year and to periodically modify our procedures to ensure that we receive candid feedback and are responsive to future developments and suggestions from our directors.



Evaluation Questionnaire	All Board members reply to an anonymous evaluation questionnaire.
Director Interviews	Lead Independent Director conducts interviews with each director.
Discussion of Results	Results of evaluations and interviews are discussed and a full report is provided to the Board.
Implementation	The Board implements suggestions and conclusions during the course of the upcoming year.

Engagement with our Stockholders

As investment professionals, we know the value of engaging with companies. We maintain an active and open dialogue with our stockholders, visiting them in their cities, hosting them in our offices, and inviting them to our annual meeting of stockholders. We proactively engage them on a range of topics including corporate governance, and our philosophy and practices relating to environmental and social responsibility. We attempt to incorporate and address the feedback we receive from our stockholders into our practices.

The coronavirus pandemic has created challenges for us to engage, in person, with our stockholders in 2021, however it has also presented us with the opportunity to consider new ways to interact and communicate. During the year, we held nearly 125 meetings with our stockholders in the virtual environment, including a majority of our top 20 stockholders, to discuss the Company's performance and progress against our long-term strategy, as well as broader trends across the investment management industry. Participating in such meetings were representatives from our investor relations, finance, legal and ESG departments, who provided a meaningful discussion about the Company's activities. Furthermore at some of these meetings one of our independent directors would participate to provide the view of the Board directly. Additionally, in an effort to provide greater transparency around our efforts and progress related to our ESG initiatives, we also published our Corporate ESG Update for Stockholders. We look forward to continuing to expand our stockholder engagement efforts.

HOW	WHAT
• Attendance at Conferences	• Strategic and financial performance and goals
• Investor Day	• Corporate and business strategy
• Incoming stockholder calls and meetings	• Board composition and leadership structure
• Annual Meeting of Stockholders	• Corporate governance and industry trends, including ESG considerations
• Outreach, calls and meetings with Investors' corporate governance departments	• Regulatory considerations
• Participation on industry panels	• Respond to inquiries concerning broad range of topics
• Universal access to an email address for stockholders wishing to contact the Board	

Stockholder Proposals

From time to time, we receive proposals from our stockholders intended for inclusion in our proxy statement. We typically work with Company management in reviewing these proposals and determining an appropriate course of action in response, including, where necessary, a statement of our position for or in opposition to the proposal from the stockholder. Often in response the Board will ask management to engage with a stockholder on their proposal, which has led to meaningful dialogue and assisted the Board in understanding the concerns of our stockholders.

Stockholder Communications with the Board of Directors

Our directors are interested in hearing the opinions of the stockholders. The Nominating and Corporate Governance Committee has established the following procedures in order to facilitate communications between our stockholders and our Board:

• Stockholders may send correspondence, which should indicate that the sender is a stockholder, to our Board or to any individual director by mail to T. Rowe Price Group, Inc., c/o general counsel, P.O. Box 17134, Baltimore, MD 21297-1134, or by email to **contact_the_board@troweprice.com** or by Internet at troweprice.gcs-web.com/corporate-governance/contact-the-board.

• Our general counsel will be responsible for the first review and logging of this correspondence. The general counsel will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence that the Nominating and Corporate Governance Committee has identified as correspondence that may be retained in our files and not sent to directors.

• The Nominating and Corporate Governance Committee has authorized the general counsel to retain and not send to directors the following types of communications:

  • Advertising or promotional in nature (offering goods or services);

  • Complaints by clients with respect to ordinary course of business customer service and satisfaction issues; provided, however, that the general counsel will notify the chair of the Nominating and Corporate Governance Committee of any complaints that, in the opinion of the general counsel, warrant immediate committee attention by their nature or frequency; or

  • Those clearly unrelated to our business, industry, management, Board, or committee matters.

• These types of communications will be logged and filed but not circulated to directors. Except as described above, the general counsel will not screen communications sent to directors.

• These types of communications will be logged and filed but not circulated to directors. Except as described above, the general counsel will not screen communications sent to directors.The log of stockholder correspondence will be available to members of the Nominating and Corporate Governance Committee for inspection. At least once each year, the general counsel will provide to the Nominating and Corporate Governance Committee a summary of the communications received from stockholders, including the communications not sent to directors in accordance with screening procedures approved by the Nominating and Corporate Governance Committee.

By the Nominating and Corporate Governance Committee of the
Board of Directors of T. Rowe Price Group, Inc.

Dr. Freeman A. Hrabowski, III, Chair
Mary K. Bush
Olympia J. Snowe
Robert J. Stevens
Alan D. Wilson

Compensation of Directors

The Nominating and Corporate Governance Committee is responsible for periodically reviewing non-employee director compensation and benefits and recommending changes, if appropriate, to the full Board. Our non-employee director compensation program is designed to accomplish a number of objectives:

- Align the interests of our non-employee directors with those of our stockholders;
- Provide competitive compensation for service to the Board by our non-employee directors;
- Maintain appropriate consistency with our approach to compensation for our executive officers and senior employees; and
- Attract and retain a diverse mix of capable and highly qualified directors.

We provide both cash and equity compensation annually to our directors and believe that, over time, cash and equity compensation should reflect approximately 40% and 60%, respectively, of the total compensation paid to our directors. The cash compensation component is based primarily on an annual retainer coupled with fees for committee attendance, lead director role, and committee chair roles. The equity compensation component is in the form of full value awards, and the possibility of electing restricted stock units (RSUs), as further explained below. We believe our total compensation package and compensation structure is comparable to and in line with other major financial service companies.

In 2021, the Board concluded that William J. Stromberg, who retired as the CEO of the Company effective December 31, 2021, would continue to serve on the Board of Directors as non-executive Chair. In addition to the standard annual cash retainer of $100,000 for which a non-employee director would be entitled, the Board approved paying Mr. Stromberg an additional annual retainer of $150,000 for service as non-executive Chair of the Board. Additionally, since Mr. Stromberg would be entitled to receive an annual equity award as a non-executive director, and due to Mr. Stromberg's already significant equity ownership, the Company would pay him a cash amount of $200,000 in lieu of participating in the annual equity award provided to non-employee directors. Thus, for 2022, Mr. Stromberg will receive total annual compensation of $450,000 for his role as a non-employee director and for the important Board leadership role he will continue to play as our non-executive Chair.

The Nominating and Corporate Governance Committee periodically reviews and considers competitive market practices. In 2021, there were no changes to the compensation program for our non-employee directors.

Fees and Other Compensation in 2021

All non-employee directors received the following in 2021:

- An annual retainer of $100,000 for all non-employee directors;
- A fee of $1,500 for each committee meeting attended;
- A fee of $15,000 for the lead director;
- A fee of $20,000 and $5,000, for the chair of the Audit Committee and each Audit Committee member, respectively;
- A fee of $10,000 for the chair of the Compensation Committee;
- A fee of $10,000 for the chair of the Nominating and Corporate Governance Committee;
- Directors and all U.S. employees of Price Group and its subsidiaries are eligible to have our sponsored T. Rowe Price Foundation match personal gifts up to an annual limit to qualified charitable organizations. For 2021, non-employee directors were eligible to have up to $10,000 matched;
- The reimbursement of reasonable out-of-pocket expenses incurred in connection with their travel to and from, and attendance at each meeting of the Board and its committees and related activities, including director education courses and materials; and
- The reimbursement of spousal travel to and from and participation in events held in connection with the annual joint Price Group and Price funds' boards of directors meeting.

The annual retainer and fees noted above are prorated for the period of time during the calendar year that each director held the position. Non-employee directors can elect to defer payment of their director fees until the next calendar year pursuant to the Outside Directors Deferred Compensation Plan or to defer payment of their director fees into vested restricted stock units (RSUs) pursuant to the 2017 Non-Employee Director Equity Plan, as amended (2017 Director Plan). The RSUs will be settled in shares of our common stock, or cash in the case of fractional shares, upon the director's separation from service. Any such election needs to be received prior to the beginning of the year they earn the cash compensation. Dr. Hrabowski and Ms. Snowe elected to have their 2021 director fees deferred to 2022. Messrs. MacLellan, Stevens, Wilson and Ms. Wijnberg elected to have their 2021 director fees deferred into vested RSUs.

Equity-Based Compensation in 2021

Pursuant to the 2017 Director Plan, each newly elected Board member is awarded an initial grant in the form, at their election, of restricted shares or RSUs having a value on the date of grant of $300,000 that vest one-year after the grant date. In each subsequent year, each non-employee director is awarded, at their election, restricted shares or RSUs having a value on the date of grant of $200,000 on the first business day after the Annual Meeting. Each of the award types vest upon the earliest of one year after the grant date, or the day before the annual meeting held in the calendar year after the year in which the grant is made, the non-employee director's death or date on which the director becomes totally and permanently disabled, or the date on which a change in control occurs, provided the director continues to be a member of the Board on the applicable date.

Restricted shares entitle the holder to the rights of a stockholder, including voting, dividend, and distribution rights, but are nontransferable until they vest. Vested stock units will be settled in shares of our common stock or cash, in the case of fractional shares, upon a non-employee director's separation from service. Non-employee directors holding stock units are not entitled to voting, dividend, distribution, or other rights until the corresponding shares of our common stock are issued upon settlement; however, if and when we pay a cash dividend to our common stockholders, we will issue dividend equivalents in the form of additional stock units. Under the 2017 Director Plan, dividends and dividend equivalents payable with respect to unvested restricted shares and unvested stock units will be subject to the same vesting and risks of forfeiture as the restricted shares and stock units to which they are attributable. The 2017 Director Plan includes a provision that accelerates the vesting of all outstanding awards in connection with a change in control of Price Group. Upon a change in control, any outstanding stock units will be settled in cash or shares at the discretion of the Board.

Ownership and Retention Guidelines

Each non-employee director added to the Board prior to 2017 is required to hold shares of our common stock, within five years of their appointment to the Board, having a value equal to three times the applicable cash retainer at the time they joined. Directors who were new to the Board in 2017 or thereafter, have an ownership goal of five times the annual cash retainer in effect on the date they join the Board. For purposes of the calculation, unvested restricted shares and outstanding stock units are counted, but unexercised stock options are not. Once this ownership goal is achieved, the number of shares required to be held becomes fixed and must be maintained until the end of the director's service on the Board. Until the ownership goal is achieved, the director is expected to retain "net gain shares" resulting from the exercise of stock options or vesting of restricted stock granted under the applicable director plan. Net gain shares are the shares remaining after payment of the stock option exercise price and taxes owed with respect to the exercise or vesting event. All of our directors, other than Ms. Rominger, who joined the Board in 2021 and has additional time to achieve her respective ownership goal, have achieved and maintain the ownership goal as of the date of this proxy statement.

2021 Director Compensation[1]

The following table sets forth information regarding the compensation earned by, or paid to, directors who served on our Board during 2021. As officers of Price Group, Mr. Stromberg, Mr. Sharps and Mr. August did not receive separate directors' fees so they have been omitted from this table. Mr. Stromberg and Mr. Sharps appear in our Summary Compensation Table as NEOs.

NAME	FEES EARNED OR PAID IN CASH	STOCK AWARDS[2,3]	ALL OTHER COMPENSATION[4]	TOTAL
Mark S. Bartlett	$136,500	$200,063	$10,000	$346,563
Mary K. Bush	$115,000	$306,917	$10,000	$431,917
Dina Dublon	$121,500	$242,996	$10,000	$374,496
Dr. Freeman A. Hrabowski, III	$121,667	$312,207	$10,000	$443,874
Robert F. MacLellan	$ —	$380,658	$10,000	$390,658
Eileen Rominger	$ 19,000	$300,093	$10,000	$329,093
Olympia J. Snowe	$119,167	$294,687	$10,000	$423,854
Robert J. Stevens	$ —	$364,960	$ —	$364,960
Richard R. Verma	$121,500	$256,479	$10,000	$387,979
Sandra S. Wijnberg	$ —	$365,210	$10,000	$375,210
Alan D. Wilson	$ —	$470,310	$ —	$470,310

[1] Includes only those columns relating to compensation awarded to, earned by, or paid to non-employee directors for their services in 2021. All other columns have been omitted.

[2] The following table represents the equity awards granted in 2021 to certain of the non-employee directors named above. In accordance with the 2017 Director Plan, each non-employee director was awarded a grant date value of $200,000. In addition pursuant to our 2017 Director Plan, some directors elected to have their fees, which are typically paid semi-annually, deferred into RSUs. The holders of RSUs also receive dividend equivalents in the form of additional vested stock units on each of the Company's quarterly dividend payment dates as well as, in July 2021, the special dividend payment date. The award value or dividend equivalent value was converted to awards or units, using the closing stock price of our common stock on the date of grant. Fractional shares were rounded up to the nearest whole share.

DIRECTOR	GRANT DATE	NUMBER OF RESTRICTED SHARES	NUMBER OF RESTRICTED UNITS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS
Mark S. Bartlett	5/12/2021	1,084		$200,063
Mary K. Bush	3/30/2021		90	$ 15,542
	5/12/2021	1,084		$200,063
	6/29/2021		79	$ 15,639
	7/7/2021		212	$ 43,680
	9/29/2021		79	$ 15,954
	12/30/2021		81	$ 16,039
Dina Dublon	3/30/2021		30	$ 5,250
	5/12/2021		1,084	$200,063
	6/29/2021		33	$ 6,454
	7/7/2021		88	$ 18,026
	9/29/2021		33	$ 6,584
	12/30/2021		33	$ 6,619
Dr. Freeman A. Hrabowski, III	3/30/2021		89	$ 15,317
	5/12/2021		1,084	$200,063
	6/29/2021		84	$ 16,584
	7/7/2021		225	$ 46,318
	9/29/2021		84	$ 16,917
	12/30/2021		86	$ 17,008

DIRECTOR	GRANT DATE	NUMBER OF RESTRICTED SHARES	NUMBER OF RESTRICTED UNITS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS
Robert F. MacLellan	3/30/2021		40	$ 6,893
	5/12/2021	1,084		$200,063
	6/29/2021		364	$ 71,937
	7/7/2021		95	$ 20,361
	9/29/2021		37	$ 7,432
	12/30/2021		374	$ 73,972
Eileen Rominger	11/2/2021	1,384		$300,093
Olympia J. Snowe	3/30/2021		74	$ 12,769
	5/12/2021		1,084	$200,063
	6/29/2021		71	$ 14,020
	7/7/2021		190	$ 39,156
	9/29/2021		71	$ 14,301
	12/30/2021		73	$ 14,378
Robert J. Stevens	3/30/2021		36	$ 6,174
	5/12/2021		1,084	$200,063
	6/29/2021		321	$ 63,383
	7/7/2021		100	$ 20,621
	9/29/2021		39	$ 7,838
	12/30/2021		338	$ 66,880
Richard R. Verma	3/30/2021		42	$ 7,212
	5/12/2021		1,084	$200,063
	6/29/2021		43	$ 8,428
	7/7/2021		114	$ 23,538
	9/29/2021		43	$ 8,597
	12/30/2021		44	$ 8,643
Sandra S. Wijnberg	3/30/2021		36	$ 6,253
	5/12/2021	1,084		$200,063
	6/29/2021		336	$ 66,292
	7/7/2021		85	$ 17,573
	9/29/2021		33	$ 6,747
	12/30/2021		345	$ 68,283
Alan D. Wilson	3/30/2021		112	$ 19,303
	5/12/2021		1,084	$200,063
	6/29/2021		426	$ 84,095
	7/7/2021		279	$ 57,521
	9/29/2021		106	$ 21,357
	12/30/2021		444	$ 87,971

3   The following table represents the aggregate number of equity awards outstanding as of December 31, 2021.

DIRECTOR	UNVESTED STOCK AWARDS	UNVESTED STOCK UNITS	UNEXERCISED OPTION AWARDS	TOTAL	VESTED STOCK UNITS
Mark S. Bartlett	1,084	—	—	1,084	—
Mary K. Bush	1,084	—	—	1,084	14,932
Dina Dublon	—	1,118	—	1,118	5,044
Dr. Freeman A. Hrabowski, III	—	1,118	—	1,118	14,716
Robert F. MacLellan	1,084	—	—	1,084	7,292
Eileen P. Rominger	1,384	—	—	1,384	—
Olympia J. Snowe	—	1,118	—	1,118	12,267
Robert J. Stevens	—	1,118	—	1,118	6,516
Richard R. Verma	—	1,118	—	1,118	6,928
Sandra S. Wijnberg	1,084	—	—	1,084	6,626
Alan D. Wilson	—	1,118	—	1,118	19,207

4   The amounts represent personal gifts matched by our sponsored T. Rowe Price Foundation to qualified charitable organizations.

Human Capital

Our People Drive Our Success

At T. Rowe Price, our people set us apart. We deliver outstanding investment results and service to clients by leveraging a culture that encourages collaboration, integrity, trust, and diversity. This enables us to identify opportunities others might overlook. Our associates' knowledge, insight, enthusiasm, and creativity are the reasons our clients succeed and our firm excels. In order to attract and retain the highest quality talent, we develop key talent and succession plans, invest in diversity, equity and inclusion initiatives, offer opportunities for our associates to learn and grow, and provide attractive benefits. As evidence of our approach's success the average tenure of all associates is 8 years, and the average tenure of our portfolio managers is 22 years.

Investing In Our People

We seek to help our clients achieve their long-term investment goals. In order to do this, we are committed to helping our associates achieve their long-term career goals. We continuously seek to identify new opportunities for our associates to expand their experience and grow their skills. As a result of our associates developing these skills we are able to promote from within, with approximately 39% of our open positions being filled by internal applicants, and almost all of our portfolio managers having been promoted from within. We are committed to the professional growth of our associates through the development of their knowledge, skills and experience, by providing them access to in-person, virtual and online training programs and by offering a generous tuition reimbursement program. We believe a critical driver of our firm's future growth is our ability to grow leaders. Reflecting this, we have held a series of leadership speaker events and offer access to virtual programs focused on leadership development led by professors at leading universities.

Hiring Diverse Talent

Having a diverse and inclusive workforce and providing an equal opportunity to all associates is a business and cultural imperative. Our priority is to increase our hiring, retention and development of talent from groups that are underrepresented in asset management; including both ethnically diverse associates and women. In 2021, 23% of our investment professionals globally were female and firm-wide 66% of new hires were either female or ethnically diverse. For every open senior role at the firm, our goal is that at least 30% of interviewed candidates will be female and/or ethnically diverse, and during 2021, 59% of the candidates were ethnically diverse or female.

We believe a key component of combating racial inequality and injustice is greater representation of ethnically diverse people in all areas of society and business—including at T. Rowe Price. To increase the pipeline of diverse candidates, we have created partnerships with colleges and universities from which we have had success in recruiting diverse talent in the United States, and focused on developing recruiting plans for black and latinx candidates who might not have been exposed to our industry. Other initiatives connect with prospective and future underrepresented and female candidates as early as high school, through college, and on into graduate school. For example, our signature programs like "MBA Day", "Launching Your Legacy" and our "Women's Stock Pitch" are a few of the ways that we reach early-career diverse talent, create exposure to our industry and introduce opportunities for such talent to bring their perspective and insight to the firm. Furthermore, we have partnered with many national organizations such as National Black MBA, the Association of Latino Professionals for America, Grace Hopper, Afrotech, and others to create access to diverse talent and to assist us in maintaining best practices. In addition, we host on-site mentoring and recruitment initiatives in all U.S. offices and London, encouraging and attracting diverse candidates to consider careers in asset management. We remain committed to supporting a diverse and inclusive workplace.

In an effort to be more transparent we publish our EEO data on our website, which can be seen on our website, at troweprice.com/content/dam/trowecorp/Pdfs/EEO-Chart-Hard-Card%20FINAL%20Dec%202020.pdf. In addition during 2021, we published our sustainability report which included transparency into our diversity, equity and inclusion data, a copy of which can be found on our website, at troweprice.com/content/dam/trowecorp/Pdfs/TRowe_SR2020_06-30-2113.pdf. Below please find our diversity information as of December 31, 2021, grouped by division, which does not reflect information about the employees of OHA.

Investments Group Diversity Breakdown

GENDER REPRESENTATION—Global Population



	Female	Male
Investments Group:* 947	26%	74%
Portfolio Managers: 163	12%	88%
Analysts: 373	27%	73%
Traders: 97	26%	74%
All Other Roles: 314	32%	68%

ETHNICALLY DIVERSE—U.S. Population Only



	Ethnically Diverse	Non-Ethnically Diverse
Investments Group:* 668	25%	75%
Portfolio Managers: 122	15%	85%
Analysts: 249	37%	63%
Traders: 66	20%	80%
All Other Roles: 231	19%	81%

* Investments Group consists of Fixed Income, Global Equity, Multi-Asset, and TRPIM Business Units which are comprised of Investments Professionals and Non-Investments Professionals, excludes Administrative Support Staff.

Global Distribution & Global Product Group Diversity Breakdown

GENDER REPRESENTATION—Global Population



	Female	Male
Global Distribution & Global Product: 2798	49%	51%
Senior Level:* 373	35%	65%
All Others:** 2425	51%	49%

ETHNICALLY DIVERSE—U.S. Population Only



	Ethnically Diverse	Non-Ethnically Diverse
Global Distribution & Global Product: 2535	27%	73%
Senior Level:* 316	15%	85%
All Others:** 2219	29%	71%

* Senior Level is defined as people leaders and individual contributors with significant business or functional responsibility and excludes Administrative Support Staff.

** Global Distribution and Global Product Group Diversity Breakdown excludes Administrative Staff.

Corporate Functions Group Diversity Breakdown

GENDER REPRESENTATION—Global Population



	Female	Male
Corporate Functions: 3451	45%	55%
Senior Level:* 262	42%	58%
All Others:** 3189	46%	54%

ETHNICALLY DIVERSE—U.S. Population Only



	Ethnically Diverse	Non-Ethnically Diverse
Corporate Functions: 2886	34%	66%
Senior Level:* 220	18%	82%
All Others:** 2666	35%	65%

* Senior Level is defined as people leaders and individual contributors with significant business or functional responsibility.

** All Others includes Administrative staff, which consists of Administrative Assistants, Supervisors, and Managers of Administrative Assistant staff.

An Inclusive Work Environment

We emphasize maintaining a positive, welcoming, and collaborative culture, where everyone is encouraged to be themselves—to draw from their experiences, express their viewpoints, and take the initiative to help our clients and themselves succeed. Diversity, equity and inclusion are pillars of our business approach. Our Management Committee ensures we have high standards for the way we recruit, hire, mentor and develop talent. To support this, our Diversity, Equity and Inclusion Steering Committee meets bi-monthly to discuss progress on specific initiatives, along with challenges and concerns that can impact our progress. We have a plan to provide additional programs to strengthen the experience and support for underrepresented talent.

To help strengthen our culture of inclusion, each of our global associates received a DEI Performance Objective which outlined the expectation and accountability that each of us has in achieving our shared goals. The DEI Performance Objective is the only goal that was cascaded throughout the enterprise at the direction of the CEO, exemplifying the importance of this priority globally. Additionally, we launched new learning offerings—Managing Inclusion for People Leaders and Conscious Inclusion for all other Associates. In addition to these course offerings, we have provided follow up resources to enable activation of the lessons provided. Further, we facilitated a Leaders Leading Inclusion course for our executive leaders which focuses on their responsibility to hold other leaders accountable for demonstrating inclusive behaviors and actions. Our DEI learning path is a cornerstone of our strategy as we aim to reinforce the behaviors needed to lead into the future.

How We Support Our Diverse Perspectives

Business Resource Groups provide important perspectives that help shape our culture, especially in recruitment, talent acquisition and retention. Our business resource groups are open to all associates and provide valuable insight and programs to strengthen our inclusive culture, support career development of associates, extend our brand in the community and provide insight on delivering our services in the marketplace. Our business resource groups were created to provide guidance and leadership to increase the recruitment, development, advancement, and retention of the associates identified with the resource groups below:

- **MOSAIC**—Ethnically diverse associates.
- **VALOR**—Associates who are veterans, active reservists and their families.
- **PRIDE**—LGBTQ+ associates.
- **WAVE**—Female associates.

In addition, our Management Committee formed a Black Leadership Council empowered to recommend improvements to our black associate advancement strategy.

At the end of 2021, 43% of associates were members of at least one business resource group.

We believe targeted experiences that provide elevated visibility, access and development are a key factor to engage and support our diverse associates. To deepen relationships and connection, we launched Diverse Connections which paired underrepresented talent with senior leaders. Both associates benefited from the experience and many of the pairs continued this engagement through a formal mentorship or sponsorship relationship. Furthermore, our Excel and Catalyst programs are 9-month experiences that provide our diverse cohorts with targeted development, manager engagement and coaching to further support their career growth. We also provide access to external development programs to support the development plans and aspirations of our talent. For example, Black/African American associates have participated in the McKinsey Leadership Programs and we partner with Signature Leaders to provide development and cultivate sponsorship for female associates. Resources are provided to maximize formal sponsorship relationships broadly across the organization.

Offering Benefits to Further Our Commitment

We offer employee benefit solutions, including both healthcare and retirement benefits, where applicable, fitness club reimbursement, life insurance, and an Employee Assistance Program to support well-being. Benefit competitiveness and design is assessed for a given country, and offerings reflect our global principles and local market practice. For example, retirement programs are uniquely designed to support associates in meeting retirement goals while also reflecting regional and country-specific practices in Asia, Europe, and the U.S.

Focus on Family

We have always emphasized the importance of spending quality time away from work. In addition to generous vacation time, the firm offers fully paid maternity leave for birth mothers, in addition to fully paid parental leave to all new mothers and fathers. We also provide adoption assistance to associates looking to expand their families. In the U.S., the U.K., and Canada, we offer our associates backup child-care and eldercare.

Safety, Adaptability and Flexibility for our Workforce

During 2020, our firm mobilized to ensure the safety of all our associates globally. Beginning first in the APAC region, and then worldwide, we migrated to a work from home environment for approximately 97% of our associates. We expanded our offerings for child and elder care assistance and ensured that our health care coverage included COVID-19 testing and treatment. In response to the challenging situation, we offered our associates five additional wellness days along with free counseling through our Employee Assistance Program.

During 2021, we monitored conditions globally and developed return to the office programs tailored locally, so that associates could be safe knowing their health and the health of their families was not being compromised. This meant a staggered return to the office, so that we could monitor the data and respect local ordinances. Beginning in November, in the U.S. we returned to the office 2 days a week, and associates who worked in close proximity to each other alternated their days in the office. In early 2022, our U.S. employees returned to the office full time, however due to the success of our associates' ability to work remotely, we offered them the ability to work remotely up to 2 days a week. We believe this approach allows our associates to maintain the important benefits of in-person collaboration, while providing additional flexibility for our associates.

Corporate Sustainability

2021 Sustainability Highlights

During 2021, we worked to strengthen our alignment with widely recognized sustainability frameworks, such as the Task Force on Climate-Related Financial Disclosures (TCFD) and the Sustainability Accounting Standards Board (SASB), and we became signatories to the UN Global Compact. In our publicly available sustainability report, we published various metrics and targets that we will be using to assess and manage relevant climate-related risks and opportunities. In addition, we have been tracking external corporate ESG benchmarks and rankings, such as:

- Positive scores by various ratings agencies, assessing TRPG to be at low risk of experiencing material financial impacts from ESG factors, as described in our sustainability report.
- Ranked 14th in Barron's 4th annual "100 Most Sustainable Companies" list.

WHAT WE HAVE DONE

- Set targets to manage climate-related risks and opportunities for two areas: greenhouse gas emissions and waste management.
- Implemented a centralized waste management system that will further decrease the amount of waste sent to landfills and incineration plants, while increasing the amount of waste that is recycled and composted.
- Provided free charging stations at our Maryland facilities for employees who own electric vehicles.
- Had $95.4 billion in assets as of December 31, 2021 in socially responsible funds.

WHERE WE ARE GOING

- We are exploring new, future-proof carbon and energy targets that will be most appropriate for our business.
- We continue to be on track to reduce our greenhouse gas emissions by 13% from 2010, in advance of the 2025 deadline.
- We aim to expand our scope 3 screening to ensure a comprehensive review of further significant sources of emissions.
- We remain on track to reduce the waste we send to landfill by 92% by 2025, compared with a 2010 baseline.
- We embrace the need to shift from managing waste once it is created to designing out waste before it is generated.
- In addition to setting reduction targets for greenhouse gas emissions and waste management, we recognize the need to set other climate-risk-related targets, especially regarding the use of water, both on-site and in the supply chain.
- We are working to ensure that at least 60% of our global real estate is environmentally certified by 2025.

Executive Compensation

Compensation Discussion & Analysis

The Compensation Discussion and Analysis (CD&A) provides an overview and analysis of our executive compensation philosophy, addresses the principal elements used to compensate our executive officers in 2021 and explains how our executive compensation design aligns with the Company's strategic objectives. We also address 2021 compensation decisions for NEOs and their rationale. This CD&A should be read together with the compensation tables that follow this section. Our NEOs for 2021 were as follows:



William J. Stromberg

Chair and
Chief Executive Officer[1]



Robert W. Sharps

President, Head of
Investments, and Group
Chief Investment Officer[2]



Jennifer B. Dardis

Chief Financial
Officer and
Treasurer[3]



Justin Thomson

Head of International
Equity and Co-Head of
Global Equity



Eric L. Veiel

Head of U.S. Equity and
Co-Head of Global
Equity[4]

[1] Effective December 31, 2021, Mr. Stromberg retired as the Chief Executive Officer but remains as the non-executive Chair of the Board.

[2] Effective January 1, 2022, Mr. Sharps was appointed as the Chief Executive Officer and effective December 30, 2021, elected a director of the Company.

[3] Effective July 31, 2021, Céline S. Dufétel, our former Chief Operating Officer, Chief Financial Officer and Treasurer, resigned her position, and Ms. Dardis was appointed as the Company's Chief Financial Officer and Treasurer. For 2021, Ms. Dufétel, as former Chief Financial Officer, is also considered an NEO. Accordingly, Ms. Dufétel's 2021 compensation through her resignation date is set forth in the compensation tables that follow below.

[4] Effective January 1, 2022, Mr. Veiel was appointed as the Head of Global Equity and Chief Investment Officer.

Executive Summary

Our compensation programs recognize and reward performance, with a focus on rewarding the achievements of our NEOs, as measured by a number of short-term and long-term factors. Those factors include:

- the financial performance and financial stability of Price Group;
- relative investment performance of our investment products; and
- performance of our NEOs against pre-determined corporate and individual goals.

Our compensation programs also reward NEOs for their contributions to the Company's culture, service quality, customer retention, risk management, corporate reputation, and to the quality and collaboration of our associates. A significant portion of NEO compensation is performance-based and includes a material long-term incentive component tied to Company stock performance, thereby ensuring compensation is dependent on the Company's near-term and longer-term performance.

While 2021 was a challenging year for certain strategies, overall we were pleased with our results, and our investment performance remains strong over 5- and 10-year periods. We continued to perform well for our clients while achieving strong financial results for the Company. Even though we experienced net outflows during the year as investors repositioned their portfolios, we observed strong gross flows and maintained AUM growth during the year. Below is a summary of results for key measures that the Compensation Committee considers when assessing NEO performance and making annual and long-term incentive compensation decisions.

2021 Financial Performance Highlights

Our net revenues and earnings per share grew significantly over the last five years. Results for 2021 in comparison to the prior two years and 2016 (five years) are as follows:

ASSETS UNDER MANAGEMENT
(in billions)

2021	$1,687.8
2020	$1,470.5
2019	$1,206.8
≈	
2016	$810.8

NET REVENUE
(in billions)

2021	$7.7
2020	$6.2
2019	$5.6
≈	
2016	$4.2

NET OPERATING INCOME
(in billions)

2021	$3.7
2020	$2.7
2019	$2.4
≈	
2016	$1.7

OPERATING MARGIN

2021	48%
2020	44%
2019	42%
≈	
2016	41%

NET INCOME ATTRIBUTABLE TO TRPG
(in billions)

2021	$3.1
2020	$2.4
2019	$2.1
≈	
2016	$1.2

DILUTED EARNINGS PER SHARE

2021	$13.12
2020	$9.98
2019	$8.70
≈	
2016	$4.75

NON-GAAP DILUTED EARNINGS PER SHARE

2021	$12.75
2020	$9.58
2019	$8.07
≈	
2016	$4.49

CASH RETURNED TO STOCKHOLDERS
(in billions)

2021	$2.8
2020	$2.0
2019	$1.4
≈	
2016	$1.2

- Our AUM increased by $217.3 billion from December 31, 2020, to $1,687.8 billion as of December 31, 2021 and our average AUM for 2021 increased 28.2% over the 2020 period. Market appreciation and income increased AUM by $198.9 billion. The acquisition of OHA completed on December 29, 2021 included $57 billion of capital under management, of which $46.9 million of fee-basis assets under management increased our AUM. Clients withdrew $28.5 billion during the year.

- Our net revenues increased 23.6% over 2020, on average AUM growth of 28.2%.

- Our overall financial condition remains very strong, as we finished the year with $9.0 billion of stockholders' equity attributable to T. Rowe Price, and $2.1 billion of cash and discretionary investments. We also had redeemable seed capital investments in T. Rowe Price investment products of $1.3 billion at December 31, 2021.

- Our strong balance sheet and operating results enabled us to return $2.8 billion, or 92% of 2021 net income, to stockholders through dividends and share repurchases. In 2021, we increased our annual recurring dividend for the 35th consecutive year, by 20.0% and paid a special dividend of $3.00 per share in July 2021. Furthermore, in 2021, we expended $1.1 billion to repurchase 5.9 million shares, or 2.6% of our outstanding common stock at an average price of $191.20 per share. Dividends and stock repurchases vary depending upon our financial performance, liquidity, market conditions, and other relevant factors.

2021 Strategic Performance Highlights

Investment Performance[1]

- Strong investment performance and brand awareness are key drivers in attracting and retaining assets—and to our long-term success. The table below presents investment performance for specific asset classes and AUM weighted performance, of the Price funds performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended December 31, 2021. Past performance is no guarantee of future results.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
% of U.S. mutual funds that outperformed Morningstar median[2,3]				
Equity	38%	64%	68%	85%
Fixed Income	74%	55%	56%	57%
Multi-Asset	55%	72%	82%	90%
All Funds	55%	63%	68%	76%
% of U.S. mutual funds that outperformed passive peer median[2,4]				
Equity	36%	59%	61%	63%
Fixed Income	62%	65%	55%	50%
Multi-Asset	53%	76%	74%	86%
All Funds	49%	66%	63%	65%
% of composites that outperformed benchmarks[5]				
Equity	39%	62%	70%	77%
Fixed Income	61%	70%	78%	77%
All Composites	47%	65%	73%	77%

AUM-Weighted Performance	1 YEAR	3 YEARS	5 YEARS	10 YEARS
% of U.S. mutual funds that outperformed Morningstar median[2,3]				
Equity	39%	50%	80%	92%
Fixed Income	93%	65%	57%	61%
Multi-Asset	85%	94%	95%	96%
All Funds	55%	62%	81%	90%
% of U.S. mutual funds that outperformed passive peer median[2,4]				
Equity	32%	45%	58%	51%
Fixed Income	84%	61%	45%	51%
Multi-Asset	83%	95%	95%	96%
All Funds	48%	57%	65%	62%
% of composites that outperformed benchmarks[5]				
Equity	33%	60%	68%	77%
Fixed Income	80%	78%	76%	74%
All Composites	40%	63%	69%	77%

- As of December 31, 2021, 72 of 123 (59%) of our rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rate of four or five stars[6]. In addition, 71%[6] of AUM in our rated U.S. mutual funds (across primary share classes) ended 2021 with an overall rating of four or five stars.

[1]   The investment performance reflects that of T. Rowe Price sponsored mutual funds and composites AUM and not of OHA's products.

[2]   Source: © 2022 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

[3]   Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total Fund AUM included for this analysis includes $521B for 1 year, $521B for 3 years, $520B for 5 years, and $511B for 10 years.

4   Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $499B for 1 year, $491B for 3 years, $489B for 5 years, and $424B for 10 years.

5   Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,506B for 1 year, $1,504B for 3 years, $1,499B for 5 years, and $1,461B for 10 years.

6   The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund's 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Investment, Product and Distribution Capabilities

We were pleased with execution on our strategic initiatives across investment capabilities, products, distribution, and technology, including creating operational efficiency gains. Highlights from the year include:

• We increased our global investment professional staff nearly 26% in 2021 to 909.

• We hired and staffed T. Rowe Price Investment Management, Inc. in advance of the previously announced March 2022 launch of the new SEC-registered investment advisor to support the firm's continued focus on generating strong investment results for clients.

• Advanced ESG strategy and implementation of RIIM model throughout investment process.

• Continued to deliver new products to meet client demand globally.

• Developed and implemented a plan to revitalize Target Date Funds' growth.

• We entered into a long-term relationship with FIS to transform our full-service retirement recordkeeping business.

• Announced and completed the acquisition of OHA, which will be the firm's alternative investment platform.

Enterprise Capabilities and Talent

• We made progress toward our long-term plan to make our operating and technology platforms more secure, efficient, and scalable.

• We announced and executed a senior leadership transition plan, with Rob Sharps succeeding Bill Stromberg as chief executive officer, effective January 1, 2022. Mr. Sharps also assumed the role as chair of the Management Committee and joined the Board.

• Successfully navigated the pandemic crisis including managing remote working arrangements for 97% of our associates, and communications to our global work force to ensure coordination of our response.

• Continued to support diversity and inclusion efforts and exceed goals with respect to interviewing diverse talent.

• We set a goal that for every open senior role at the firm, at least 30% of the candidates interviewed would be ethnically diverse and/or female, and for all roles at least 40% of the candidates interviewed will be ethnically diverse and/or female. In 2021, we met this goal with 59% of the interviewed candidates being ethnically diverse or female.

• Established firmwide representation goals that in 2021 at least 28% of senior roles globally would be held by female associates and at least 6.5% of senior roles in the U.S. would be held by ethnically diverse associates. At the end of 2021, female associates held 30% of senior roles globally and ethnically diverse associates held 19% of senior roles in the U.S.

2021 Compensation Decisions for our Chief Executive Officer and Other NEOs

Base salary is a small part of overall NEO compensation, with variable performance-based pay delivered in annual cash incentives and long-term equity awards, representing most of their compensation. The compensation mix awarded this year to our CEO and other continuing NEOs reflects this performance-based compensation philosophy.

CEO COMPENSATION


1%
Other Compensation
2%
Base Salary
$17.1M
39%
Equity Incentives
58%
Cash Incentives

OTHER NEOs COMPENSATION


1%
Other Compensation
3%
Base Salary
$45.3M
33%
Equity Incentives
63%
Cash Incentives

- For 2021, Mr. Stromberg's total compensation increased 11.7% over the prior year, which is driven by an increase in both the value of his annual bonus and long-term equity award. The higher total compensation reflects the Compensation Committee's assessment of Mr. Stromberg's overall performance as CEO and aligns with the Company's achievement of financial and strategic results previously discussed. Consideration was also given to Mr. Stromberg's pay relative to his industry peers.
- Annual compensation for our other NEO's also increased in 2021, consistent with Company performance and results in each of the NEO's areas of responsibility.
- Our Annual Incentive Compensation Plan (AICP) is funded as a percentage of net operating income, and long-term equity awards to NEOs were split equally between performance-based RSUs subject to a three-year performance goal followed by two-year time based vesting, and time-based RSUs subject to a three-year vesting schedule.

Executive Compensation Practices

At the 2021 annual meeting of stockholders, our stockholders cast a non-binding advisory vote on the compensation of the NEOs. Nearly 94% of the shares voted approved the compensation paid to our NEOs. The Compensation Committee welcomed this feedback and considers this outcome supportive of our approach to executive compensation. The Compensation Committee continues to implement and maintain practices in our compensation programs and related areas that reflect responsible corporate governance practices. These include:



WHAT WE DO

✔ Include all independent directors on the Compensation Committee.

✔ Impose stock ownership and retention requirements on our independent directors, NEOs, and other select members of senior management.

✔ Emphasize variable compensation, including long-term equity incentive compensation.

✔ Grant 50% of each NEOs long-term equity award value as performance-based RSUs, with a three-year objective performance goal and two additional years of time-based vesting.

✔ Impose double-trigger vesting on acceleration of awards granted under our 2020 Long-Term Incentive Plan (2020 Plan) in the event we are acquired by another company.

✔ Engage an independent compensation consultant who provides services only to the Board and provides no other services to the Company or its management.

✔ Use a comprehensive risk management program designed to identify, evaluate, and control risks and our compensation and stock ownership programs work within this risk management framework.

✔ Have a recoupment policy for both cash and equity incentive compensation in place for executive officers in the event of a material restatement of our financial results within three years of the original reporting.



WHAT WE DON'T DO

x Allow executives or independent directors to short-sell the Company stock or hedge to offset a possible decrease in the market value of Company stock held by them.

x Provide excise tax gross-ups.

x Pay dividends on unearned performance-based RSUs.

x Accelerate the vesting of equity awards on an executive officer's retirement.

x Permit the repricing or exchange of equity awards in any scenario without stockholder approval.

x Sponsor any supplemental executive retirement plans or provide significant perquisites and other personal benefits to our executive officers.

Executive Compensation Philosophy and Objectives

Our NEO and overall compensation programs are designed to accomplish two core objectives:

• attract and retain talented and highly skilled professionals with deep experience in investments, business leadership and client service; and

• maintain alignment of interests between our professionals and our stockholders by focusing on long-term performance and value creation, emphasizing appropriate risk-taking, reinforcing a "client-focused" and collaborative culture, and rewarding associates for the achievement of strategic goals.

We believe NEO compensation should be straight-forward, goal-oriented, longer-term focused, transparent, and consistent with stockholder interests. In addition, NEO compensation should be linked directly to our overall corporate performance, as well as to success in achieving long-term strategic goals.

Key Elements of 2021 NEO Compensation

Our compensation program consists primarily of three elements: base salary, annual cash incentives, and long-term equity awards. Most NEO compensation is variable and performance-based, aligned to Company and individual performance against goals. There is no pre-established mix between cash and non-cash compensation or between short-term and long-term awards. Instead, each year the Compensation Committee determines the appropriate level and mix of short-term and long-term awards for our NEOs to recognize annual performance and to encourage meeting our long-term strategic goals.

ELEMENT	KEY FEATURES	PURPOSE
Salary	• Fixed annual cash amount. • Salary paid to our most senior personnel in the U.S. has been capped at $350,000 since 2005. • Salaries for personnel outside the U.S. are also capped at comparable levels of local currency.	• Represents a small component of total compensation, so that most of NEO compensation is dependent on variable performance-based annual incentive compensation as well as long-term equity incentives.
Annual Incentive Compensation Plan (AICP)	• Performance based and represents a material portion of the NEO's total compensation. • Administered by the Compensation Committee. • The AICP is part of the Company's overall bonus pool, in which nearly all employees participate. • The AICP sets an aggregate maximum bonus pool for NEOs based solely on Company financial performance in the current year. The Compensation Committee annually determines the maximum percentage of the total AICP pool that can be awarded to each NEO. This is a limit on the amount that can be awarded to each NEO that is tied to financial performance. • Actual bonus amounts reflect the Company's financial and operating performance relative to annual goals and objectives plus individual performance and contributions. • Actual bonus amounts for each NEO are typically lower than the maximum amount under the plan.	• Provides structure for incentive compensation and, coupled with the use of judgement by the Compensation Committee, aligns cash compensation to the Company's annual performance. • Rewards NEOs for achievement of annual Company goals and objectives of our long-term strategy. • Provides competitive cash compensation to attract and retain diverse high-quality talent.
Long-Term Equity Awards	• Represent a significant portion of total compensation and are earned over five-years. • The grant value for each NEO reflects level of corporate management and functional responsibility, competitive assessment of similar roles within the marketplace, individual performance, and expected future long-term contributions. • For 2021, 50% of the long-term equity award for NEOs were in performance-based RSUs tied to the attainment of a three-year objective performance goal. A NEO can earn from 0-100% of the performance RSUs based on the Company's operating margin relative to the average operating margin for peers over the same period. If the Company achieves the three-year objective performance goal for the period 2022 through 2024, these awards would vest 50% per year starting in December 2025. • The remaining 50% of the long-term equity award for NEOs were in time-based RSUs that vest at 33 1/3% per year starting in December 2022. • Grants are awarded at the regularly scheduled December meeting of the Compensation Committee.	• Creates a strong link between NEO realized compensation and stock performance. • Provides a significant incentive to protect and enhance stockholder value and profitability. • Enhances the link between compensation and long-term Company performance through performance-based RSUs. • Provides competitive compensation to attract and retain diverse high-quality talent.

Annual Incentive Compensation Plan Bonus Pool

The AICP provides that, unless approved by the Compensation Committee otherwise, the maximum bonus pool is equal to 5% of the Company's net operating income adjusted to exclude, if any, (i) the effects of goodwill impairment, (ii) the cumulative effect of changes in accounting policies or principles, (iii) gains or losses from discontinued operations, and (iv) unusual or nonrecurring gains, losses, or expenses. The Compensation Committee also established maximum individual bonuses as a percentage of the AICP formula, however, they retained the right to award an amount that was less than each NEO's maximum. The amounts awarded under the AICP are part of the Company's annual bonus program.

The Company's annual bonus program, under which nearly all of the employees of the Company are eligible to participate, is managed by the Compensation Committee and Management Compensation and Development Committee and is funded based on the Company's financial results. Additional considerations include the Company's investment performance, service quality for clients and progress toward stated objectives relating to the Company's long-term strategies.

Compensation Committee's Use of Judgment in Incentive Compensation

The Compensation Committee believes that judgment and thoughtful consideration of qualitative performance is a critical feature of the Company's executive compensation program. While the Compensation Committee uses financial and other metrics to evaluate the performance of our senior executives, our business is dynamic and requires us to respond rapidly to changes in market conditions and other factors outside our control that impact our financial performance. The Compensation Committee believes that a rigid, formulaic program based strictly on quantitative metrics could have unintended consequences, such as encouraging executives to place undue focus on shorter-term results at the expense of longer-term success of the company. In addition, solely formulaic compensation would not permit recognizing factors beyond the control of our executives as well as relative performance and less quantifiable factors such as recognition of strategic developments and individual achievements. Therefore, thoughtful consideration of these additional factors allows the Compensation Committee to fully consider the overall performance of our executives over time, and has been a key ingredient in ensuring the Company's positive long-term financial results.

Long-Term Equity Awards

We believe our long-term equity program is a significant factor in maintaining a strong correlation between the compensation of our top managers and professionals, including our NEOs, and the long-term interests of our clients and stockholders. Today we use RSUs and, in the case of our NEOs, we split the RSUs equally between performance-based and time-based RSUs. The mix of performance-based and time-based RSUs emphasizes long-term stockholder alignment for our NEOs.

The performance-based RSUs are subject to a three-year performance period that begins on January 1st of the year following the grant and ends on December 31st of the third year following the grant. The performance goal for the performance-based RSUs is the Company's operating margin relative to peers. The number of performance-based RSUs earned, if any, is determined by comparing the Company's operating margin to the average operating margin of a peer group for the same period. Any performance-based RSUs earned after the three-year performance period will vest in equal annual installments beginning in December of the year following the end of the performance period (years four and five after the grant). The time-based RSUs awarded to our NEOs vest in equal annual installments over three years beginning in December in the year following the grant.

Equity awards reflect long-term value added by the individual as well as their potential for future contributions. The total award granted to an NEO from year to year also reflect individual performance and an assessment of compensation positioning versus market. The ultimate value realized from an equity award fluctuates with the Company's stock price, thus aligning NEO pay with stockholder interests.

In 2021, we conducted a review of the post-termination vesting of our equity awards, and determined to make changes, beginning with our 2021 annual equity grants made in December 2021. As a result of these changes, our long-term equity awards granted following December 2021 will include post-termination continued vesting once a participant reaches a combined age plus service of 65, with a minimum age of 55 and minimum service of 5-years, on the date of his or her voluntary or involuntary termination, except in the event of a termination for cause. The retiring participant will only receive this additional vesting if in compliance with an agreement not to compete with our business. This change better aligns the post-termination vesting provisions with those of our competitors, and better enables us to attract experienced talent in the market.

2021 Compensation Decisions

Given our shared and collaborative leadership structure, when setting the compensation in 2021, the Compensation Committee considered the collective contribution of the NEOs to the Company's strategic imperatives as highlighted in the executive summary to this CD&A as well as their contributions to the related annual goals described below. The Compensation Committee considered each NEO's individual contributions to the achievement of these key goals and the NEO's individual performance in their functional responsibilities. These broader goals included overall Company financial results, investment performance and progress on product goals, net flows and progress on distribution goals, major program execution and progress on shared services goals, and governance and talent development. The Compensation Committee also looked to maintain reasonable alignment between the compensation of the NEOs and other senior personnel in order to retain talent and maintain an internally consistent compensation environment.

Fixed Compensation

In keeping with the Company's commitment to pay for performance, the maximum base salary of $350,000 for NEOs in the U.S. has remained unchanged since 2005, and the maximum salary of £240,000 in the U.K. has also remained unchanged. The Compensation Committee did not make any changes to base salaries for the NEOs in 2021.

Incentive Compensation

At the end of 2020, the Board approved senior management goals for 2021, which the Compensation Committee then used for evaluation of 2021 NEO performance. These goals were designed to promote a team-oriented structure that operates in the best long-term interests of clients, associates, and stockholders. Long-term goals include the objective to recruit, develop, and retain diverse associates of the highest quality while creating an environment of collaboration and continuing to reward individual achievements and initiatives. This focus on our associates is intended to create a combination of talent, culture, and processes that will enable us to achieve superior investment results, market our products effectively, and deliver outstanding service on a global basis.

Specific goals established for 2021 consisted of the following:

Investment Performance and Capabilities

- Sustain strong overall investment results and competitiveness of our investment strategies.
- Grow investment management talent and leadership and extend investment capabilities.
- Evolve global investment management and trading operating processes and systems to meet growing complexity.

Product Capabilities

- Maintain and support a strong product range that meets evolving client needs through vehicle choices, pricing strategy, seed management, insightful content, long-term product roadmaps and consistent health checks.

Net Flows and Distribution Capabilities

- Deliver on distribution performance targets for gross sales, net flows, diversification and operating/efficiency metrics.
- Enhance sales, client service, and marketing capabilities across intermediary, institutional and U.S. direct channels in support of our clients and to position the firm for long-term growth, diversification and efficiency.

Shared Services and Talent

- Modernize technology infrastructure and architecture across the firm to simplify our environment and reduce risk.
- Build effective and efficient shared service capabilities to support the enterprise and ensure regulatory compliance.
- Attract, develop, and retain a diverse and collaborative workforce.

Enterprise Strategy, Governance and Financial Results

- Ensure the right strategy, allocation of resources, oversight, and governance models are in place to execute.
- Manage our financial performance and position to protect/benefit our clients, associates, and stockholders, balancing short-term results with longer-term investment.

Individual Performance Considerations

In addition to contributions to 2021 priorities, and the Company's financial and strategic performance highlighted in the executive summary on page 37, the Compensation Committee considered the following individual contributions when setting 2021 compensation for our NEOs.

William J. Stromberg



Chair and Chief Executive Officer

ROLE CONSIDERATIONS

- Leadership, responsibility, and performance as Chair and CEO and chair of our Management Committee and Management Compensation and Development Committee.

INDIVIDUAL ACHIEVEMENTS

- Clear leader for the delivery of the firm's strategic plan, driver of important change throughout the firm while preserving a collaborative and client-centered culture.

- Led firm's ongoing response to the pandemic, including gradual return to office with increased associate flexibility, putting associate safety first.

- Overall investment performance remained strong for 5-, and 10-year periods against active peers and was solid, and improving, against benchmarks.

- Revenues grew 23.6%, diluted non-GAAP earnings per share increased 33.1%, and recurring dividends per share rose 20%. Return on equity increased to 37% for 2021 compared to 32% in 2020.

- The Company returned $2.8 billion to stockholders in 2021 through regular and special dividends and an active share repurchase program, while maintaining a very strong balance sheet.

- Overall responsibility for the transition of the retirement plan recordkeeping platform to FIS, the target-date fund revitalization strategy, and the acquisition of OHA.

- Committed to transparent enterprise-wide diversity, equity, and inclusion objectives and disclosure.

- Led by example with positive tone at the top.

- Worked with the Board to execute CEO succession plan for Rob Sharps in advance of retirement at the end of 2021.

Robert W. Sharps



**President,
Head of Investments
and Group Chief
Investment Officer**

ROLE CONSIDERATIONS

- Leadership, responsibility, and performance as President, Head of Investments (including global trading), Group Chief Investment Officer, and chair of the Investment Management Steering Committee. Further, as of January 1, 2022, Mr. Sharps became the CEO of the Company.

INDIVIDUAL ACHIEVEMENTS

- Strong investment performance over 5- and 10- years against active and passive peers and benchmarks, particularly across multi-asset.
- Further broadening of the investment teams and their capabilities including ETFs, alternatives, select strategies and solutions.
- Oversight of continued development of our new investment management subsidiary, T. Rowe Price Investment Management, Inc. (TRPIM), including ongoing communication to clients.
- Directed ESG function and its broad integration within Investments, with strong ratings from industry services. Launched additional Responsible portfolios and first Impact strategy.
- Led effort to cultivate, evaluate, and negotiate an agreement to purchase OHA, an alternative credit manager, which will be the firm's private markets alternative investment platform, and closed the transaction before year end.
- Outstanding work as chair of the Investment Management Steering Committee, including oversight of the plan to revitalize the Target Date Fund franchise.
- Served as executive sponsor of our Black Leadership Council, a director of the Price funds' board and as an integral presenter at Price Group board meetings.
- Key contributor on the Management, Management Compensation and Development and Product Strategy Committees. Served in an important leadership role on the U.S. Equity, International Equity and Fixed Income Steering Committees.
- Supported Bill Stromberg and the Board in implementing the new organizational structure which became effective upon assuming the CEO role in 2022.

Jennifer B. Dardis



**Chief Financial Officer
and Treasurer**

ROLE CONSIDERATIONS

- Leadership, responsibility and performance as CFO and Treasurer (Effective August 1), and Head of Finance and Strategy functions.

INDIVIDUAL ACHIEVEMENTS

- Led quarterly reviews of each business unit with a keen focus on critical success metrics, oversaw comprehensive strategic reviews of key business units and important strategic initiatives, including several business transformation and growth revitalization initiatives across the firm.
- Upon appointment as CFO, quickly assessed organization and made new hires for heads of financial planning and analysis and corporate strategy, while strengthening our capabilities in these areas.
- Further strengthened our M&A capabilities and played an active leadership role in evaluating, negotiating, and performing due diligence on OHA.
- Key contributor on Management Committee and on a variety of steering committees, including the Investment Management, Product Strategy, Service Agreement Oversight Committees. Serves a significant role at Price Group board meetings.
- Integral advisor to several major firm-wide initiatives, including the Target Date Fund revitalization and the transition of the Company's retirement plan recordkeeping platform to FIS.

Justin Thomson



Head of International Equity and Co-Head of Global Equity

ROLE CONSIDERATIONS

- Leadership, responsibility, and performance as Head of International Equity, Co-Head of Global Equity, and chair of the International Equity Steering Committee.

INDIVIDUAL ACHIEVEMENTS

- Investment performance for international equity remained strong over 3-, 5-, and 10- years against active peers and against benchmarks.
- Effective chair of the International Equity Steering Committee. Central leadership role in developing the talent and culture of the team to deliver the division's excellent results at increasing scale. Executed several organizational transitions to strengthen International Equity's leadership team.
- Partnered successfully with Product team to progress the three-year product road map for International Equity. Successful launch of five new strategies during 2021.
- Key contributor on the Management, Investment Management Steering, and Product Strategy Committees.
- Led the firm's expansion into mainland China, including the establishment of an office in Shanghai, China in 2021.

Eric L. Veiel



Head of U.S. Equity and Co-Head of Global Equity

ROLE CONSIDERATIONS

- Leadership, responsibility, and performance as Head of U.S. Equity, Co-Head of Global Equity, and chair of the U.S. Equity Steering Committee.

INDIVIDUAL ACHIEVEMENTS

- Investment performance for U.S. equity remained solid over 3- and 5- years, and especially strong over 10- years versus peers.
- Chaired the U.S. Equity Steering Committee, which oversees our largest investment division.
- Developed several new leaders that are taking on additional responsibilities. Significantly enhanced diversity programs to assess and develop diverse talent within Equity.
- Led day-to-day development of new investment management subsidiary, TRPIM, which was launched in March 2022, including development of organizational structure and operating plans, appointment of leadership team, recruitment and appointment of investment staff, and coordination of communications.
- Continued progress on integration of ESG into the Company's investment process and collaborated on development of Global Impact and Global Select equity strategies.
- Hired new head of Private Company Investing and successfully onboarded and integrated him during the work-from-home environment.
- Key contributor on the Management, Management Compensation & Development, Investment Management Steering, Multi-Asset Steering, and Product Strategy Committees.
- Appointed Head of Global Equity effective January 1, 2022. Worked to identify successor and led successful transition plan.

Annual Incentive Compensation

At the beginning of the year, the Compensation Committee established each NEO's maximum payout percentage from the AICP bonus pool. The established payout percentages reflect the Compensation Committee's decision to impose a financially based limit on the maximum payout to each NEO and the Compensation Committee's expectation of each NEO's relative contribution to the Company's performance. The Compensation Committee has the discretion to reduce or eliminate the share of the bonus pool payable to any NEO.

The table below shows the maximum payout (in millions) for each NEO and the actual bonus awards (in millions) made by the Compensation Committee for 2021 and 2020.

NAME	2021 MAXIMUM PAYOUT BASED ON THE TOTAL POOL	2021 ANNUAL INCENTIVE PAYMENT	2020 ANNUAL INCENTIVE PAYMENT	2021 PAYMENT PERCENTAGE CHANGE OVER 2020
William J. Stromberg	$16.8	$ 9.9	$9.0	10.0%
Jennifer B. Dardis[1]	$ 9.4	$ 2.1	$ —	n/a
Robert W. Sharps	$16.8	$10.3	$9.0	14.4%
Justin Thomson[1,2]	$15.0	$ 8.0	$ —	n/a
Eric L. Veiel	$15.0	$ 8.3	$7.4	12.2%

[1]   Ms. Dardis and Mr. Thomson were not executive officers in 2020

[2]   Bonus amount received in 2021 by Mr. Thomson was 5.8 million British pounds

Consistent with past practice, the Compensation Committee exercised negative discretion and awarded less than the maximum payout to the NEOs. Exercising negative discretion maintains alignment between the bonus amounts paid to the NEOs and bonuses and compensation paid at our competitors. The Compensation Committee has the power to authorize additional incentive compensation or bonuses outside the AICP but did not do so in 2021.

Long-Term Equity Awards

Currently long-term equity awards are split equally between performance-based and time-based RSUs to our NEOs. Each long-term equity award value was converted to units using the closing stock price of our common stock on the date of grant ($204.22 for 2021). The NEOs were granted the following long-term incentive values (in millions) and resulting mix of performance-based and time-based RSUs in 2021.

NAME	2021 EQUITY INCENTIVE VALUE	2021 PERFORMANCE-BASED RESTRICTED STOCK UNITS	2021 TIME-BASED RESTRICTED STOCK UNITS[1]	2020 EQUITY INCENTIVE VALUE	2021 LTI AWARD VALUE CHANGE OVER 2020
William J. Stromberg	$6.6	16,160	16,160	$5.9	11.9%
Jennifer B. Dardis[2]	$1.2	2,939	2,939	$ —	n/a
Robert W. Sharps	$6.9	16,772	16,772	$5.6	23.4%
Justin Thomson[2]	$2.9	6,978	6,978	$ —	n/a
Eric L. Veiel	$4.2	10,284	10,284	$3.5	20.0%

[1]   Time-based RSU's vest in equal installments over the three years beginning in December in the year after the grant date

[2]   Ms. Dardis and Mr. Thomson were not executive officers in 2020

Performance-Based RSUs - Performance Thresholds and Vesting

The performance thresholds established by the Compensation Committee for 2021 performance-based RSUs were based on the Company's operating margin for the three-year performance period compared with the average operating margin of a designated group of public company peers (Industry Average Margin) that was composed of:

Affiliated Managers Group, Inc.	Janus Henderson Group	Invesco Ltd.
AllianceBernstein L.P.	Federated Investors	
BlackRock, Inc.	Franklin Resources, Inc.	

The peer group listed above is similar to the peer group used in evaluating the competitive positioning of our compensation program, but consists of independent asset management firms that align with our business. The Compensation Committee selected operating margin as the sole performance metric because it is a key indicator of profitability and relative financial performance in the asset management industry. Operating margin is determined by dividing net operating income by total revenues for the performance period, as reported in the consolidated financial statements filed with the SEC or, if such financial statements are not available for a peer company at the time of determination, as otherwise disclosed in a press release by the peer company. In each case, net operating income is adjusted to exclude the effects of goodwill impairment, the cumulative effect of changes in accounting policies or principles, and gains or losses from discontinued operations, as each is reflected on the face of or in the notes to the relevant financial statements. For performance-based RSUs awards made in 2021, the number of RSU's earned will be determined by comparing the Company's operating margin for the three-year performance period to the average operating margin of the peer group for the period, and thereafter vest over the following two years (years four and five after the grant date).

The following table shows the performance thresholds and related percentage of RSUs eligible to be earned that were established by the Compensation Committee for the 2021 awards.

TROW Operating Margin as Percent of Industry Average Margin	>=100%	90%-99%	80%-89%	70%-79%	60%-69%	50%-59%	<50%
Amount of Restricted Stock Units Eligible to be Earned	100%	90%	80%	70%	60%	50%	0%

GRANT DATE	PERFORMANCE PERIOD	TROW OPERATING MARGIN AS PERCENT OF INDUSTRY AVERAGE MARGIN	AMOUNT EARNED AND SUBJECT TO STANDARD VESTING SCHEDULE	VESTING START MONTH/YEAR
December 2021	January 1, 2022 to December 31, 2024	Not determinable at this time		December 2025

Performance-based RSUs earned by each NEO following the completion of the relevant performance period vest at a rate of 50% per year, beginning in the month and year in the chart above, once the Compensation Committee certifies the number of RSUs earned.

Process for Determining Executive Compensation

The Compensation Committee has established a comprehensive process for:

- reviewing our executive compensation program designs to ensure that they are aligned to our philosophy and objectives,
- evaluating performance by our NEOs against goals and objectives established or reviewed by the Compensation Committee, and
- setting compensation for the NEOs and other senior executives.

The table below summarizes the actions taken by the Compensation Committee throughout 2021.

First Quarter

- Certify prior year financial results for payout of the AICP.
- Design and establish current year AICP and long-term equity programs.
- Designate participants in the current year AICP and set each NEO's maximum payout percentage.

Second Quarter

- Review our compensation governance practices.
- Review the Company's current year-to-date performance, including financial, investment, and client service performance.
- Consider with members of the Management Compensation Committee the potential funding size of the overall annual bonus pool.
- Consider stockholder and proxy advisor feedback in connection with our say-on-pay vote results.
- Evaluate and approve changes to the current peer comparators used to assess competitive pay for executive officers.
- Review the design of peer short-term and long-term incentive compensation programs.
- Monitor competitive practices in response to the global pandemic.

Fourth Quarter

- Review projected peer compensation data provided by our independent compensation consultant and McLagan Partners survey data.
- Review the Company's current year-to-date performance, including financial, investment and client service performance.
- Evaluate the Company's performance against its goals.
- Evaluate executive office performance against goals of their respective roles, with input from the CEO for other executive officers.
- Approve the size of the Company's overall annual bonus pool and determine the annual incentive cash pool payout for each NEO and other AICP participants.
- Approve the size and parameters of the year's equity incentive program.
- Determine the award value and related performance metric(s) and period for each executive officer.
- Monitor competitive practices in response to the global pandemic.

Third Quarter

- Review with management and our independent compensation consultant the external trends in both the investment management industry and, more broadly, regulatory and other developments affecting executive compensation.
- Assess progress against the Company's strategic imperatives and related goals and objectives for the year.
- Review the Company's current year-to-date performance, including financial, investment, and client service performance.
- Review and approve any changes to incentive plan and award design for the following fiscal year.
- Monitor competitive practices in response to the global pandemic.

Delegation Authority

The Compensation Committee has delegated compensation decisions regarding nonexecutive officers, including the establishment of specific salary and incentive compensation levels and certain matters relating to stock-based compensation, to the Management Compensation and Development Committee, a committee comprised of members of the Management Committee.

Committee Procedures

Early each year, the Compensation Committee meets with the President and the CEO and members of senior management in order to discuss goals and objectives for the year, including goals and objectives for the NEOs. In addition, the Compensation Committee determines eligibility for the AICP bonus pool and sets forth the maximum percentage that may be paid to each participant. At its meeting in December, the Compensation Committee evaluates executive performance as part of its determination of appropriate incentive awards.

The Compensation Committee awards annual equity incentive grants to employees from stockholder-approved long-term incentive plans as part of the Company's annual compensation program.

Role of Executive Officers

The Compensation Committee solicits input from the President and the CEO and the Management Compensation and Development Committee regarding general compensation policies, including the appropriate level and mix of compensation. The Compensation Committee also consults with the President and the CEO regarding the appropriate bonus and salary levels for other executive officers.

Role of Independent Compensation Consultant

Johnson Associates served as the Compensation Committee's independent compensation consultant in 2021 and attended all Compensation Committee meetings during the year, and regularly meets with the Compensation Committee in executive session. The Compensation Committee benefited from the consultant's broad experience in advising other compensation committees, in-depth understanding of investor perspectives on compensation, and familiarity with our compensation programs and policies and those of peer companies in the asset management and financial services industry.

Johnson Associates provides the Compensation Committee with information about the competitive market for senior management in the investment management and financial services industries and compensation trends across industries. Specifically in 2021, Johnson Associates evaluated executive compensation for role transitions, and periodically advised the Compensation Committee on trends and projected implications on executive compensation practices in continued response to the global pandemic. The consultant also provided competitive guidance to the Compensation Committee regarding 2021 incentive compensation decisions for the CEO, President and for the other NEOs.

Johnson Associates has no relationship with Price Group other than as the Board's compensation consultant. Johnson Associates has not provided any services to the Company other than those provided to the Compensation Committee in their role as independent consultant. The Compensation Committee has assessed the independence of Johnson Associates pursuant to SEC rules and concluded that the work performed by the advisor does not raise any conflicts of interest. The Compensation Committee will continue to periodically review its relationship with Johnson Associates and their continued appointment as the Compensation Committee's independent consultant.

Many of our key competitors are not publicly traded or are subsidiaries of larger companies. These competitors generally do not publicly disclose the compensation data of their top executive officers. During the year, Johnson Associates presented a report of expected competitive pay for each NEO based on current industry trends and their market evaluation of each NEO's role. This data, along with competitive market data provided to management by McLagan Partners (McLagan) and input from the CEO and other senior executive officers of the Company, provided guidance to the Compensation Committee in their compensation decisions for each NEO for 2021.

McLagan has an extensive database on compensation for most investment management companies, including private companies for which information is not otherwise generally available. McLagan summarizes data by role across multiple companies without specifically identifying information for a particular company. Management uses the summary information from McLagan for a reasonable estimation of compensation levels in the industry for persons with specific roles relevant to our business (e.g., portfolio manager, analyst, client service manager, etc.). Relevant portions of this information are shared by executive management with the Compensation Committee. McLagan works with management and does not act as a compensation consultant to the Compensation Committee.

Competitive Positioning

The Compensation Committee annually reviews competitive data regarding compensation at peer companies in the investment management industry with their independent compensation consultant and management. We do not set compensation levels to fall within specific ranges compared with benchmark data. Instead, we use the information provided by Johnson Associates, proxy data for peer group companies listed below, and survey data provided by McLagan and others about the competitive market for senior management to gain a general understanding of current practices and to assist in the development of compensation programs and setting compensation levels.

Below is the list of the 2021 benchmarking peer group used by the Compensation Committee peer group for all executives, and we note that J.P. Morgan Asset Management, Morgan Stanley Asset Management and Goldman Sachs Asset Management are included with the other firms only when considering a peer group for the CEO:

• Affiliated Managers Group, Inc.	• BlackRock Inc.	• Invesco Ltd.	• CEO Only:
• AllianceBernstein L.P.	• Charles Schwab Corporation	• Northern Trust	— J.P. Morgan Asset Management
• Ameriprise Financial, Inc.	• Franklin Resources, Inc.	• TIAA	— Morgan Stanley Asset Management
			— Goldman Sachs Asset Management

The companies making up the peer group listed above were selected because they are public asset managers, as well as comparable financial services and brokerage companies given their assets and scale, or in the case of the CEO Only firms listed above, because they are significant asset management subsidiaries of publicly-traded firms with significant AUM. The Compensation Committee will continue to review the composition of this peer group to analyze our executive compensation program and determine whether any changes should be made in the future. In addition to specific information on these companies, the Compensation Committee reviewed aggregated summary compensation data based on information from surveys that include some of the peer companies listed above as well as other public and nonpublic companies with which we compete for executive talent, including the Capital Group Companies Inc., Fidelity Investments, Goldman Sachs Asset Management, Janus Henderson Investors, J.P. Morgan Asset Management, MFS Investment Management, Pacific Investment Management Company LLC, The Vanguard Group Inc., Wellington Management Company LLP, and Western Asset Management Co.

In light of our overall performance in 2021, the Compensation Committee believes that the compensation paid to our CEO and other NEOs is reasonable in relation to the compensation paid by our peer companies both on an absolute basis and in comparison to relevant financial performance metrics.

Risk Management and the Alignment of Management with our Stockholders

The Compensation Committee considers whether the executive compensation program rewards reasonable risk-taking and if incentive opportunities achieve the proper balance between rewarding employees and managing risk and protecting stockholder returns. While the design of our executive compensation program is primarily performance-based, we believe that it does not encourage inappropriate risk-taking. Ongoing and active discussions with management regarding progress on short-term and long-term goals enables informed decisions while avoiding the risks that can be associated with managing short-term results to achieve predetermined formulaic outcomes.

Our compensation programs are designed to provide executive officers with appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow value over time. We believe that our equity program, our stock ownership guidelines, and the significant stock ownership of our most tenured NEOs create important links between the financial interests of our executives and long-term performance and mitigate any incentive to disregard risks in return for potential short-term gains. In addition, we have a robust risk management program designed to identify, evaluate, and control risks. Through this program, we take a company-wide view of risks and have a network of systems and oversight to ensure that risks are not viewed in isolation and are appropriately controlled and reported, including a system of reporting to the chief executive officer, the Audit Committee, and the full Board. We believe that our compensation and stock ownership programs work effectively within this risk management program.

Other Compensation Policies and Practices

Defined Contribution Plan

Our U.S. retirement program provides retirement benefits based on participant elective deferrals, Company contributions, and the investment performance of each participant's account. For 2021, we contributed $179,474 to this program for our U.S.-based NEOs as a group. We provide this program to all U.S. employees in order to assist them in their retirement planning. The contribution amounts are based on plan formulas that apply to all employees. Mr. Thomson is located in the U.K.and we pay him cash in lieu of a contribution to the U.K. pension program as a result of a Fixed Protection election made with the U.K. tax authorities, which required him to opt out of the U.K. pension program. In 2021, we paid him $30,889, which is based on the contribution formula in the program and is equal to the amount he would have received had he stayed in the program.

Perquisites and Other Personal Benefits

We do not provide significant perquisites and other personal benefits to our executive officers. We make programs related to executive health benefits and parking available to all senior officers. We also cover certain costs associated with the NEOs' spouses' participation in events held in connection with the annual joint Price Group and Price funds' boards of directors meeting as well as other Board and business-related functions. Additionally, the Compensation Committee has approved the payment of fees to the Federal Trade Commission for any filings required to be made by our executive officers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended as a result of their stock ownership of the Company. The executive officer is responsible for any taxes due as a result of the Company paying the HSR Act filing fees and are not provided a tax gross-up payment.

Supplemental Savings Plan

The Supplemental Savings Plan provided certain senior officers the opportunity to defer receipt of a portion their cash incentive compensation earned for a year during which services are provided. The amounts deferred are adjusted in accordance with the hypothetical investments chosen by the officer from the list of products offered under our U.S. retirement program. Prior to 2021, any amounts so deferred must be deferred for a period of at least two years but may be deferred for a longer period or until termination of employment. In 2020, the Supplemental Savings Plan was amended, with the changes beginning with deferrals of 2021 compensation. The changes include reducing limits on the maximum permitted deferral to be the lesser of 50% of cash incentive compensation, or $2 million, increasing the minimum deferral period to at least five years, reducing the maximum number of installment payments to 10-years, and to provide for an automatic lump-sum payment upon termination prior to age 58, or age 55 for our U.K. associates. For deferrals in 2022, the automatic lump-sum payment upon termination prior to age 55 will apply to all employees. For 2021, Mr. Thomson elected to have a portion of his AICP payout deferred. See our Nonqualified Deferred Compensation Table on page 61 for more information.

Post-Employment Payments

We have not entered into severance or other post-employment agreements with any of our NEOs. Consequently, we generally do not have any commitments to make post-employment payments to them. All agreements for stock option and stock awards granted to employees from our equity plans include provisions that provide for the acceleration of the vesting of outstanding equity awards upon the grantee's death or termination of employment due to total disability and for "double-trigger" vesting acceleration in the event the equity incentive awards are not terminated as part of the change-in-control transaction. This means that in such a circumstance, accelerated vesting only occurs if, at the time of or within 18 months after the change-in-control transaction, a participant's employment is terminated involuntarily without cause or the participant resigns with good reason (generally requiring a material diminution in authority or duties, material reduction in compensation, or relocation by a substantial distance). If the acquiring entity requires that we terminate outstanding equity incentive awards as part of the change-in-control transaction, vesting also will accelerate and award holders will be given an opportunity to exercise outstanding stock options before such termination. The Compensation Committee can modify or rescind these provisions or adopt other acceleration provisions. See our Potential Payments on Termination or Change in Control on page 62 for further details.

Recoupment Policy

Our Board has adopted a Policy for Recoupment of Incentive Compensation for executive officers of the Company. This policy provides that in the event of a determination of a need for a material restatement of the Company's financial results within three years of the original reporting, the Board will review the facts and circumstances that led to the requirement for the restatement and will take actions it deems necessary and appropriate. The Board will consider whether any executive officer received incentive compensation, including equity awards, based on the original financial statements that in fact was not warranted based on the restatement. The Board will also consider the accountability of any executive officer whose acts or omissions were responsible in whole or in part for the events that led to the restatement. The actions the Board could elect to take against a particular executive officer include: the recoupment of all or part of any bonus or other incentive compensation paid to the executive officer, including recoupment in whole or in part of equity awards; disciplinary actions, up to and including termination; and/or the pursuit of other available remedies, at the Board's discretion.

Stock Ownership Guidelines

We have a stock ownership policy covering our executive officers. This policy provides that our NEOs, our other executive officers, and the members of our Management Committee are expected to reach levels of ownership determined as a stated multiple of an executive's base salary within five years from the date when the executive assumed their position. The stated ownership multiples are 10 times base salary for the Chair and CEO, five times base salary for members of our Management Committee, and three times base salary for the remaining executive officers. For purposes of the guidelines, unvested RSUs are counted in an officer's total ownership, but unexercised stock options, both vested and unvested, are not counted. Once the officer reaches the ownership target, the number of shares needed to reach the level is expected to be retained. All of our NEOs, have satisfied the applicable stock ownership multiple.

Tax Deductibility of Compensation

Compensation in excess of $1.0 million paid to any NEO that is also a covered employee will not be deductible for tax purposes unless (i) it qualifies for transition relief applicable to a written binding contract that was in effect on November 2, 2017 and that was not materially modified after that date, or (ii) satisfies an exception under any other section of the Code to the limitation on deductibility under section 162(m).

While the Compensation Committee will continue to consider tax deductibility as one of many factors, the Compensation Committee believes stockholder interests are best served by not restricting discretion and flexibility in structuring compensation programs to attract, retain, and motivate key executives, even though such programs may result in non-deductible compensation expense.

Accounting for Stock-Based Compensation

We account for stock-based compensation in accordance with generally accepted accounting principles. Pursuant to the guidance, stock-based compensation expense is measured on the grant date based on the fair value of the award. We recognize stock-based compensation expense ratably over the requisite service period of each award and we consider, in the case of performance-based restricted units, the probability of the performance thresholds being met.

Report of the Executive Compensation and Management Development Committee

As part of our responsibilities, we have reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which begins on page 37 of this proxy statement. Based on such review and discussions, we have recommended to the Board the inclusion of the Compensation Discussion and Analysis in this proxy statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Robert F. MacLellan, Chair
Mark S. Bartlett
Mary K. Bush
Dina Dublon
Dr. Freeman A. Hrabowski, III
Eileen P. Rominger
Olympia J. Snowe
Robert J. Stevens
Richard R. Verma
Sandra S. Wijnberg
Alan D. Wilson

Executive Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation of our NEOs, who are the chief executive officer, the chief financial officer, and our three other most highly compensated executive officers.[1]

NAME AND PRINCIPAL POSITION	YEAR	SALARY	STOCK AWARDS[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION[4]	ALL OTHER COMPENSATION[5]	TOTAL
William J. Stromberg Chair and Chief Executive Officer	2021	$350,000	$6,600,390	$ 9,900,000	$276,940	$17,127,330
	2020	$350,000	$5,900,108	$ 9,000,000	$ 87,166	$15,337,274
	2019	$350,000	$5,650,073	$ 8,500,000	$ 88,273	$14,588,346
Jennifer B. Dardis Chief Financial Officer and Treasurer	2021	$347,083	$1,200,405	$ 2,100,000	$ 86,243	$ 3,733,731
Céline S. Dufétel Chief Operating Officer, Chief Financial Officer and Treasurer (former)	2021	$233,333	$ —	$ —	$ 34,054	$ 267,387
	2020	$350,000	$2,500,041	$ 4,450,000	$ 79,764	$ 7,379,805
	2019	$350,000	$2,100,055	$ 3,550,000	$ 79,798	$ 6,079,853
Robert W. Sharps President, Head of Investments and Group Chief Investment Officer	2021	$350,000	$6,850,356	$10,300,000	$ 86,103	$17,586,459
	2020	$350,000	$5,550,268	$ 9,000,000	$ 87,165	$14,987,433
	2019	$350,000	$4,950,216	$ 8,700,000	$ 86,696	$14,086,912
Justin Thomson[2] Head of International Equity and Co-Head of Global Equity	2021	$330,200	$2,850,094	$ 7,910,600	$ 31,214	$11,122,108
Eric L. Veiel Head of U.S. Equity and Co-Head of Global Equity	2021	$350,000	$4,200,397	$ 8,250,000	$ 86,018	$12,886,415
	2020	$350,000	$3,500,241	$ 7,350,000	$ 87,072	$11,287,313
	2019	$350,000	$3,150,203	$ 7,000,000	$ 86,449	$10,586,652

[1] Includes only those columns relating to compensation awarded to, earned by, or paid to the NEOs in 2021, 2020, and 2019. All other columns have been omitted. Ms. Dufétel served as chief financial officer and treasurer until her resignation on July 31, 2021. Ms. Dardis was named chief financial officer and treasurer in August 2021 and therefore amounts for 2020 and 2019 have been omitted. Mr. Thomson became a named executive officer in 2021, therefore the amounts for 2020 and 2019 have been omitted.

[2] Cash amounts received by Mr. Thomson pursuant to his employment agreement were paid in British pounds (GBP). In calculating the U.S. equivalent for amounts that are not denominated in U.S. dollars (USD), the Company converts each payment to Mr. Thomson into U.S. dollars based on an average daily exchange rate during the applicable year. The average exchange rate for 2021 was 1 GBP to 1.37576 USD. Mr. Thomson's cash compensation for 2021 in local currency was £5,990,000.

[3] Represents the full grant date fair value of performance-based and time-based RSUs granted. The fair value was computed using the market price per share of Price Group common stock on the date of grant multiplied by the target number of units, as this was considered the probable outcome. See the Grants of Plan-Based Awards Table for the target number of units for 2021.

[4] Represents cash amounts awarded by the Compensation Committee and paid to NEOs under the 2021 AICP. See our CD&A and the Grants of Plan-Based Awards Table for more details regarding the workings of this plan. These amounts include amounts elected to be deferred under the Supplemental Savings Plan. See the Nonqualified Deferred Compensation Table for further details.

[5] The following types of compensation are included in the "All Other Compensation" column for 2021:

NAME	CONTRIBUTIONS TO RETIREMENT PROGRAM	RETIREMENT PROGRAM LIMIT BONUS[a]	MATCHING CONTRIBUTIONS TO STOCK PURCHASE PLAN[b]	MATCHING GIFTS TO CHARITABLE ORGANIZATIONS[c]	HART-SCOTT-RODINO FEES[d]	TAX REIMBURSED[d]	PERQUISITES AND OTHER PERSONAL BENEFITS[e]	TOTAL
William J. Stromberg	$38,500	$ 4,674	$2,917	$25,000	$125,000	$66,780	$14,069	$276,940
Jennifer B. Dardis	$38,500	$ 4,674	$4,000	$25,000	$ —	$ —	$14,069	$ 86,243
Céline S. Dufétel	$25,474	$ —	$ —	$ —	$ —	$ —	$ 8,580	$ 34,054
Robert W. Sharps	$38,500	$ 4,674	$4,000	$24,860	$ —	$ —	$14,069	$ 86,103
Justin Thomson	$ —	$30,889	$ —	$ —	$ —	$ —	$ 325	$ 31,214
Eric L. Veiel	$38,500	$ 4,674	$4,000	$24,775	$ —	$ —	$14,069	$ 86,018

[a] Cash compensation for the amount calculated under the U.S. retirement program that could not be credited to their retirement accounts in 2021 due to the contribution limits imposed under Section 415 of the Internal Revenue Code. For Mr. Thomson, the amount represents cash paid in lieu of a contribution to the U.K. pension program as result of a Fixed Protection election he made with the U.K. tax authorities, which required him to opt out of the U.K. pension program. This amount is based on the contribution formula in the pension program and is equal to the amount he would have received had he stayed in the pension program.

[b] Matching contributions paid under our Employee Stock Purchase Plan offered to all employees of Price Group and its subsidiaries.

[c] NEOs, directors, and all employees of Price Group and its subsidiaries are eligible to have personal gifts up to an annual limit to qualified charitable organizations matched by our sponsored T. Rowe Price Foundation, in the case of U.S. employees, and Price Group, in the case of employees outside the U.S. For 2021, all of the NEOs were eligible to have up to $25,000 matched.

[d] Fees paid to the Federal Trade Commission for filings required to be made by Mr. Stromberg under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), as a result of his stock ownership of the Company. Mr. Stromberg was given a tax gross-up payment for the fees paid under the HSR Act.

[e] Costs incurred by Price Group under programs available to all senior officers, including the NEOs, for executive health benefits and parking, as well as costs covered by Price Group related to spousal participation in events held in connection with the Price Group Board meetings.

2021 Grants of Plan-Based Awards Table

The following table provides information concerning each plan-based award granted in 2021 to the executive officers named in the Summary Compensation Table and other information regarding their grants.[1]

NAME	GRANT DATE	DATE OF COMPENSATION COMMITTEE MEETING AT WHICH GRANT WAS APPROVED	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[2]		ESTIMATED POSSIBLE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[3]		GRANT DATE FAIR VALUE OF STOCK AWARDS[4]
			THRESHOLD ($)	MAXIMUM ($)	TARGET (#)	MAXIMUM (#)	
William J. Stromberg	2/8/2021		$—	$16,839,000			
	12/7/2021	12/6/2021			32,320	32,320	$6,600,390
Jennifer B. Dardis	2/8/2021		$—	$ 9,355,000			
	12/7/2021	12/6/2021			5,878	5,878	$1,200,405
Robert W. Sharps	2/8/2021		$—	$16,839,000			
	12/7/2021	12/6/2021			33,544	33,544	$6,850,356
Justin Thomson	2/8/2021		$—	$14,968,000			
	12/7/2021	12/6/2021			13,956	13,956	$2,850,094
Eric L. Veiel	2/8/2021		$—	$14,968,000			
	12/7/2021	12/6/2021			20,568	20,568	$4,200,397

1 Includes only those columns relating to plan-based awards granted during 2021. All other columns have been omitted.

2 The maximum represents the highest possible amount that could have been paid to each of these individuals under the 2021 AICP based on our 2021 audited financial statements. The Compensation Committee has discretion to award no bonus under this program, or to award up to the maximum bonus. As a result, there is no minimum amount payable even if performance goals are met. For 2021, the Compensation Committee awarded less than the maximum amount to the NEOs and the actual amount awarded has been disclosed in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.” See our CD&A for additional information regarding the AICP.

3 Represents both time-based RSUs and performance-based RSUs granted as part of the Company’s annual equity incentive program from its 2020 Plan. The annual grant value awarded is equally split between time-based RSUs and performance-based RSUs. The time-based RSUs vesting occurs 33% on each of December 9, 2022, December 8, 2023, and December 10, 2024. The performance-based RSUs are subject to a performance-based vesting threshold with a three-year performance period, which for the December 2021 grant, will run from January 1, 2022 to December 31, 2024. For each performance-based RSU, the target payout represents the number of RSUs to be earned by the NEO if the Company’s operating margin for the performance period is at least 100% of the average operating margin of a designated peer group. The Company’s operating margin performance below this target threshold results in forfeiture of some or all of the performance-based RSUs. The performance-based RSUs earned by the NEO are then subject to time-based vesting, which occurs 50% on December 10, 2025 and December 10, 2026. These grant agreements include a provision that allows for the continued vesting of the grant, from the date of separation if certain age and service criteria are met for the NEOs. Dividends on these performance-based RSUs are accrued during the performance period and are only paid on earned units. Additional information related to these performance-based RSUs, including a listing of companies in the designated peer group, are included above in our CD&A.

4 Represents the grant date fair value of the time-based RSUs and performance-based RSUs granted in 2021. The grant date fair value of the awards was measured using the market price per share of Price Group common stock on the date of grant multiplied by the target number of units noted in the table, as this was considered the probable outcome.

Outstanding Equity Awards Table at December 31, 2021[1]

The following table shows information concerning equity incentive awards outstanding at December 31, 2021, for each NEO. The grant agreements for all unexercisable option awards and unvested stock awards include a provision that allows for continued vesting for a period of 36 months from the date of separation for awards granted before 2017, and for the remaining unvested portion for awards granted in 2017, if certain age and service criteria are met for the NEOs. In 2018, the provision that allows for continued vesting for all associates was modified for 2018 grants and thereafter to a tiered approach with three different age and service criteria, each having separate periods of continued vesting. The provision was further modified in 2021 for 2021 grants and thereafter to allow continued vesting for all unvested awards to all associates who meet certain age and service criteria.

NAME	GRANT DATE	OPTION AWARDS NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS: EXERCISABLE	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	STOCK AWARDS NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF UNEARNED UNITS THAT HAVE NOT VESTED ($)[2]
William J. Stromberg	2/19/2015	1,254	$79.714	2/19/2025				
	12/6/2017				13,951[3a]	$2,743,325[3a]		
	12/11/2018				29,013[3b]	$5,705,116[3b]		
	12/3/2019				7,796[5a]	$1,533,005[5a]	23,388[4a]	$4,599,016[4a]
	12/8/2020				12,840[5b]	$2,524,858[5b]	19,260[4b]	$3,787,286[4b]
	12/7/2021				16,160[5c]	$3,177,702[5c]	16,160[4c]	$3,177,702[4c]
Jennifer B. Dardis	12/6/2017				492[5a]	$ 96,747[5a]		
	12/11/2018				1,304[5b]	$ 256,419[5b]		
	12/3/2019				2,236[5c]	$ 439,687[5c]		
	12/8/2020				2,612[5d]	$ 513,624[5d]		
	12/7/2021				2,939[5c]	$ 577,925[5c]	2,939[4c]	$ 577,925[4c]
Robert W. Sharps	2/21/2013	1,456	$68.607	2/21/2023				
	2/19/2014	1,301	$76.755	2/19/2024				
	2/19/2015	1,254	$79.714	2/19/2025				
	12/6/2017				11,986[3a]	$2,356,927[3a]		
	12/11/2018				26,731[3b]	$5,256,384[3b]		
	12/3/2019				6,830[5a]	$1,343,051[5a]	20,491[4a]	$4,029,350[4a]
	12/8/2020				12,079[5b]	$2,375,215[5b]	18,118[4b]	$3,562,724[4b]
	12/7/2021				16,772[5c]	$3,298,046[5c]	16,772[4c]	$3,298,046[4c]
Justin Thomson	2/23/2012	11,891	$58.168	2/23/2022				
	9/6/2012	11,891	$59.870	9/6/2022				
	2/21/2013	11,969	$68.607	2/21/2023				
	9/10/2013	11,969	$69.213	9/10/2023				
	2/19/2014	11,969	$76.755	2/19/2024				
	9/9/2014	11,969	$77.245	9/9/2024				
	2/19/2015	13,530	$79.714	2/19/2025				
	9/10/2015	13,201	$69.837	9/10/2025				
	12/6/2017				2,555[5a]	$ 502,415[5a]		
	12/11/2018				7,390[5b]	$1,453,170[5b]		
	12/3/2019				9,761[5c]	$1,919,403[5c]		
	12/8/2020				12,013[5d]	$2,362,236[5d]		
	12/7/2021				6,978[5c]	$1,372,154[5c]	6,978[4c]	$1,372,154[4c]

NAME	GRANT DATE	OPTION AWARDS NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS: EXERCISABLE	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	STOCK AWARDS NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF UNEARNED UNITS THAT HAVE NOT VESTED ($)[2]
Eric L. Veiel	12/6/2017				3,930[5a]	$ 772,795[5a]		
	12/11/2018				10,867[5b]	$2,136,887[5b]		
	12/12/2018				1,277[5b]	$ 251,109[5b]		
	12/3/2019				4,347[5a]	$ 854,794[5a]	13,040[4a]	$2,564,186[4a]
	12/8/2020				7,617[5b]	$1,497,807[5b]	11,426[4b]	$2,246,809[4b]
	12/7/2021				10,284[5c]	$2,022,246[5c]	10,284[4c]	$2,022,246[4c]

[1] Includes only those columns that related to outstanding equity awards at December 31, 2021. All other columns have been omitted. Ms. Dufétel did not have any outstanding awards at December 31, 2021 and has therefore been excluded from this table.

[2] The market value of these stock awards was calculated using the closing market price per share of Price Group's common stock on December 31, 2021.

[3] For each performance-based RSU award earned and not vested at December 31, 2021, the following table includes the date of the meeting or unanimous consent at which the Compensation Committee certified that the performance threshold was met, the awards' performance period, and the awards remaining vesting schedule.

FOOTNOTE	DATE CERTIFIED	PERFORMANCE PERIOD START DATE	PERFORMANCE PERIOD END DATE	REMAINING PERCENTAGE VESTING	VEST DATES		
3a	Feb-2019	1/1/2018	12/31/2018	50%	2/28/2022	2/28/2023	
3b	Feb-2020	1/1/2019	12/31/2019	33%	2/28/2022	2/28/2023	2/28/2024

[4] For each performance-based RSU award unearned and not vested at December 31, 2021, the following table includes the award's performance period, and the award's remaining vesting schedule. In 2021, all our NEOs received 50% of their equity award value in performance-based RSUs with a three-year performance period, which if earned, would vest in 2025 and 2026.

FOOTNOTE	DATE CERTIFIED	PERFORMANCE PERIOD START DATE	PERFORMANCE PERIOD END DATE	REMAINING PERCENTAGE VESTING	VEST DATES	
4a		1/1/2020	12/31/2022	50%	12/8/2023	12/10/2024
4b		1/1/2021	12/31/2023	50%	12/10/2024	12/10/2025
4c		1/1/2022	12/31/2024	50%	12/10/2025	12/10/2026

[5] In 2019 and 2020, Messrs. Sharps, Stromberg, and Veiel received time-based RSUs that vested over three years as part of their annual stock awards. Additionally, Ms. Dardis, Mr. Sharps, Mr. Thomson and Mr. Veiel received time-based restricted stock awards that were not fully vested as of December 31, 2021. All our NEOs received 50% of their 2021 annual equity award value in time-based RSUs that vest over three years beginning in 2022. The following table represents the vesting schedules of the outstanding stock awards as of December 31, 2021.

FOOTNOTE	REMAINING PERCENTAGE VESTING	VEST DATES			
5a	100%	12/9/2022			
5b	50%	12/9/2022	12/8/2023		
5c	33%	12/9/2022	12/8/2023	12/10/2024	
5d	25%	12/9/2022	12/8/2023	12/10/2024	12/10/2025

2021 Options Exercises and Stock Vested Table

The following table shows aggregate stock option exercises and restricted stock awards vesting in 2021 and the related value realized for each of the NEOs.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE[1,8]	VALUE REALIZED ON EXERCISE[2]	NUMBER OF SHARES ACQUIRED ON VESTING[3,8]	VALUE REALIZED ON VESTING[3]
William J. Stromberg	—	$ —	36,039	$ 6,566,141
Jennifer B. Dardis	1,301	$ 111,562	3,635[4]	$ 724,855[4]
Céline S. Dufétel	—	$ —	3,492	$ 566,193
Robert W. Sharps	20,513	$1,678,871	63,861[5]	$12,179,087[5]
Justin Thomson	46,842	$5,601,620	15,625[6]	$ 3,066,150[6]
Eric L. Veiel	35,984	$5,362,831	28,501[7]	$ 5,683,384[7]

[1] Represents the total number of shares underlying the exercised stock options.

[2] Computed using the difference between the market price of Price Group's common stock on the date of exercise and the exercise price, multiplied by the number of shares acquired.

[3] Reflects the number of shares underlying the performance-based RSUs earned and vested. The value realized for awards vesting on December 10, 2021 is computed using the closing market price per share of Price Group's common stock the day before the vest date multiplied by the number of RSUs vesting. The value realized for awards vesting on February 26, 2021 is computed using the closing market price per share of Price Group's common stock on the vest date multiplied by the number of RSUs vesting. The following table shows the aggregate RSUs by NEOs listed in the table above by date of award:

DATE OF AWARD	PERFORMANCE PERIOD COMPLETION DATE	VESTING DATE	NUMBER OF SHARES ACQUIRED ON VESTING	MARKET PRICE AT VEST	VALUE REALIZED ON VESTING
2/17/2016	12/31/2016	12/10/2021	33,448	$199.41	$6,669,866
9/8/2016	6/30/2017	12/10/2021	5,085	$199.41	$1,014,000
12/6/2017	12/31/2018	2/26/2021	13,852	$162.14	$2,245,963
12/11/2018	12/31/2019	2/26/2021	21,189	$162.14	$3,435,584

[4] Ms. Dardis was also awarded RSUs prior to becoming an NEO in July 2021, that vested in 2021. The table below shows, by date of the award, the number of restricted stock awards vested and value realized that are included in the table above. The value realized was computed using the closing market price per share of Price Group's common stock on the day before the vest date multiplied by the number of restricted stock awards vesting.

DATE OF AWARD	VESTING DATE	NUMBER OF SHARES ACQUIRED ON VESTING	MARKET PRICE AT VEST	VALUE REALIZED ON VESTING
2/17/2016	12/10/2021	214	$199.41	$ 42,674
9/8/2016	12/10/2021	218	$199.41	$ 43,471
12/5/2016	12/10/2021	662	$199.41	$132,009
12/6/2017	12/10/2021	491	$199.41	$ 97,910
12/11/2018	12/10/2021	652	$199.41	$130,015
12/3/2019	12/10/2021	745	$199.41	$148,560
12/8/2020	12/10/2021	653	$199.41	$130,215

[5] Mr. Sharps was also awarded RSUs prior to becoming an NEO in 2016, that vested in 2021. The table below shows, by date of the award, the number of restricted stock awards vested and value realized that are included in the table above. The value realized was computed using the closing market price per share of Price Group's common stock on the day before the vest date multiplied by the number of restricted stock awards vesting.

DATE OF AWARD	VESTING DATE	NUMBER OF SHARES ACQUIRED ON VESTING	MARKET PRICE AT VEST	VALUE REALIZED ON VESTING
2/17/2016	12/10/2021	3,772	$199.41	$ 752,175
9/8/2016	12/10/2021	3,850	$199.41	$ 767,729
12/3/2019	12/10/2021	6,831	$199.41	$1,362,170
12/8/2020	12/10/2021	6,039	$199.41	$1,204,237

[6] Mr. Thomson was also awarded RSUs prior to becoming an NEO in 2021, that vested in 2021. The table below shows, by date of the award, the number of restricted stock awards vested and value realized that are included in the table above. The value realized was computed using an average sales price from the Price Group common stock sold for Mr. Thomson's taxes on vest date.

DATE OF AWARD	VESTING DATE	NUMBER OF SHARES ACQUIRED ON VESTING	MARKET PRICE AT VEST	VALUE REALIZED ON VESTING
2/17/2016	12/10/2021	1,574	$196.23	$308,872
9/8/2016	12/10/2021	1,547	$196.23	$303,573
12/6/2017	12/10/2021	2,554	$196.23	$501,181
12/11/2018	12/10/2021	3,694	$196.23	$724,887
12/3/2019	12/10/2021	3,253	$196.23	$638,348
12/8/2020	12/10/2021	3,003	$196.23	$589,290

[7] Mr. Veiel was awarded RSUs prior to becoming an NEO in 2019, that vested in 2021. The table below shows, by date of the award, the number of awards vested and value realized that are included in the table above. The value realized was computed using the closing market price per share of Price Group's common stock on the day before the vest date multiplied by the number of restricted stock awards vesting.

DATE OF AWARD	VESTING DATE	NUMBER OF SHARES ACQUIRED ON VESTING	MARKET PRICE AT VEST	VALUE REALIZED ON VESTING
12/6/2017	12/10/2021	3,930	$199.41	$ 783,681
12/11/2018	12/10/2021	5,433	$199.41	$1,083,395
12/12/2018	12/10/2021	638	$199.41	$ 127,224
12/3/2019	12/10/2021	4,346	$199.41	$ 866,636
12/8/2020	12/10/2021	3,809	$199.41	$ 759,553

[8] The number of shares actually acquired was less than the number presented in the tables above as a result of tendering shares for payment of the exercise price and the withholding of shares to pay taxes. The total net shares received by each NEO listed in the table is as follows:

NAME	NET SHARES ACQUIRED ON EXERCISE	NET SHARES ACQUIRED ON VESTING
William J. Stromberg	—	19,476
Jennifer B. Dardis	685	2,420
Céline S. Dufétel	—	1,805
Robert W. Sharps	6,330	33,013
Justin Thomson	46,842	15,625
Eric L. Veiel	12,855	14,843

2021 Nonqualified Deferred Compensation Table

The amounts in the following table represent each NEO's account activity under the Supplemental Savings Plan, which was effective on January 1, 2015.

NAME	EXECUTIVE'S CONTRIBUTIONS IN LAST FY[1]	REGISTRANTS CONTRIBUTIONS IN LAST FY	AGGREGATE EARNINGS IN LAST FY[2]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS	AGGREGATE BALANCE AT LAST FYE[3]
William J. Stromberg	$ —	$ —	$1,231,267	$ —	$21,992,056
Jennfier B. Dardis	$ —	$ —	$ —	$ —	$ —
Robert W. Sharps	$ —	$ —	$2,974,705	$ —	$31,117,663
Justin Thomson	$1,902,819	$ —	$1,364,052	$12,093,455	$28,078,256
Eric L. Veiel	$ —	$ —	$4,907,418	$ —	$36,171,732

[1] These amounts represent a portion of the bonus awarded to each NEO under the 2021 AICP and are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. Under the Supplemental Savings Plan, beginning in 2021 certain senior officers have the opportunity to defer receipt of up to the lesser of (i) 50% of their cash incentive compensation earned for a respective calendar year during which services are provided, or (ii) $2 million. Prior to 2021, these senior officers had the opportunity to defer receipt of up to 100% of their cash incentive compensation earned for a respective calendar year during which services were provided.

[2] Each participant has the ability to allocate their account balance across a number of Price funds and the flexibility to rebalance their account as often as they would like. The amounts deferred are adjusted daily based on the investments chosen by the participant and, therefore, are not above market or preferential. As such, the earnings reported in this column are not included in the Summary Compensation Table.

[3] These amounts represent the aggregate balances in each NEO's account as of December 31, 2021. The aggregate balance for each NEO at last FYE includes amounts previously reported as Non-Equity Incentive Plan Compensation in a prior year Summary Compensation table.

Potential Payments on Termination or Change in Control

All agreements for stock options and stock awards granted to associates from our equity incentive plans include provisions that may result in vesting acceleration of outstanding equity awards in connection with a change in control of Price Group or upon the grantee's death or termination of employment due to total disability. See the "Post-Employment Payments" section of the CD&A for more details on these vesting acceleration provisions. Assuming that an event caused the acceleration of vesting of all outstanding unvested stock options and stock awards on December 31, 2021, the amount that would be realized upon the exercise of these stock options and vesting of restricted stock awards and units held by our NEOs are shown in the table below.

In addition, all agreements for stock options and stock awards granted on and after February 23, 2012, and through December 5, 2017, included a provision that allows for continued vesting for a period of 36 months from the grantee's date of termination if certain age and service criteria or, for certain grantees outside the United States, a specified service criteria, are met. Agreements for stock awards granted on or after December 6, 2017, and through December 10, 2018, included a provision that allows for continued vesting for a period of 60 months from the grantee's date of termination so long as the same criteria described above are met. Agreements for awards granted to associates on or after December 11, 2018, include a provision that allows for continued vesting following the grantee's date of termination for a period of 24, 36, or 60 months based on one of three different combinations of age and service requirements. Agreement for awards granted to associates on or after December 7, 2021, include a provision that allows for continued vesting following the grantee's date of termination for a period of 60 months based on the participant reaching a combined age and service of 65, with a minimum age of 55 and minimum service of 5-years.

As of December 31, 2021, Mr. Stromberg had satisfied the age and service criteria that allows for continued vesting for all of his outstanding awards, if he was to separate from the Company. The table below shows the value as of December 31, 2021, for those awards held by Mr. Stromberg that will continue to vest following termination of employment according to the above described provisions.

The amounts in the table below are calculated using the closing price of our common stock on December 31, 2021, for outstanding restricted stock awards and units, and the difference between the closing price of our common stock on December 31, 2021 and the exercise price for outstanding stock options.

NAME	CHANGE IN CONTROL OR DEATH/DISABILITY	POST-SEPARATION VESTING
William J. Stromberg	$27,248,010	$27,248,010
Jennifer B. Dardis	$ 2,462,327	$ —
Robert W. Sharps	$25,549,042	$ —
Justin Thomson	$ 8,981,532	$ —
Eric L. Veiel	$14,368,879	$ —

Chief Executive Officer Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K. We identified the median employee by examining the 2021 salary and annual cash bonus paid to all associates, excluding our CEO, who were employed on December 31, 2021. All active associates working on a full-time, part-time, or interim basis were included in the sample. To facilitate comparison of all associates in U.S. dollars, compensation paid in foreign currencies was converted to U.S. dollars. We applied a local currency to U.S. dollar exchange rate on the monthly pay date. Each converted monthly salary was combined to determine the cumulative 2021 salary. With respect to annual cash bonuses paid to our non-U.S. associates, we applied a local currency to U.S. dollar exchange rate as of December 31, 2021. We did not make any adjustments or estimates with respect to salary, nor did we annualize the compensation for associates who began employment after the start of the fiscal year.

Upon identifying the median associate, total compensation was calculated for this individual using the same methodology we use for our NEOs as set forth in the 2021 Summary Compensation Table. In accordance with SEC guidance, OHA employee information was not included in methodology.

For 2021, Mr. Stromberg had an annual total compensation of $17,127,330 as reflected in the Summary Compensation Table. Our median associate's 2021 annual total compensation was $138,173. Thus, Mr. Stromberg's 2021 annual total compensation was 124 times that of our median associate.

Advisory Vote on the Compensation Paid to Our Named Executive Officers

INTRODUCTION

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an annual advisory vote to approve the compensation of our NEOs as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the CD&A, the compensation tables, and the narrative disclosures that accompany the compensation tables (a "say-on-pay" vote).

Our NEO compensation is straight-forward, goal-oriented, long-term focused, transparent, and aligned with the interests of our stockholders. Our incentive compensation programs are designed to motivate and reward performance, with a focus on rewarding the intermediate- and long-term achievements of our NEOs, as measured by a number of factors, including (i) the financial performance and financial stability of Price Group, (ii) the relative investment performance of our mutual funds and other investment portfolios, and (iii) the performance of our NEOs against the corporate and individual goals established at the beginning of the year. Our executive compensation programs are also designed to reward our NEOs for other important contributions to our success, including corporate integrity, service quality, customer loyalty, risk management, corporate reputation, and the quality of our team of professionals and collaboration within that team. Our equity awards create a strong alignment of the financial interests of our NEOs directly to the long-term performance of our Company, as measured by our stock price.

NEO compensation in 2021 was aligned with our financial and operational performance for 2021. The structure of the compensation for our CEO and other NEOs reflects our performance-based compensation philosophy, which ties a significant portion of their pay to the success of the Company and to their individual performance goals.

We urge you to read the CD&A section of this proxy statement for additional details on our executive compensation policies and practices, including our compensation philosophy, 2021 objectives, and the 2021 compensation decisions for our NEOs. We believe that, viewed as a whole, our compensation practices and policies are appropriate and fair to both the Company and its executives and to our stockholders.

We value the feedback provided by our stockholders. At the 2021 annual meeting of stockholders, nearly 94% of votes cast supported our executive compensation program. We have discussions with certain of our stockholders regarding various corporate governance topics, including executive compensation, and take into account the views of stockholders regarding the design and effectiveness of our executive compensation program.

PROPOSAL

We are asking you to vote on the adoption of the following resolution:

BE IT RESOLVED by the stockholders of Price Group, that the stockholders approve the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K in the Company's proxy statement for the 2022 Annual Meeting of Stockholders.

As an advisory vote, this Proposal is non-binding. Although the vote is non-binding, the Board and the Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when designing and administering our compensation programs and when making future compensation decisions for our NEOs.

 **FOR** **Recommendation of the Board of Directors**
We recommend that you vote FOR Proposal 2, the approval of the compensation of our NEOs as disclosed in the proxy statement pursuant to the SEC's compensation disclosure rules.

Vote Required

Audit Matters

Disclosure of Fees Charged by the Independent Registered Public Accounting Firm

The following table summarizes the fees charged by KPMG for services rendered to Price Group and its subsidiaries during 2021 and 2020. All services were approved by the Audit Committee pursuant to the preapproval procedures described below.

TYPE OF FEE	2021	2020
Audit Fees[1]	$ 5,696,020	$4,106,552
Audit-Related Fees[2]	606,903	260,755
Tax Fees[3]	3,999,422	1,149,823
All Other Fees[4]	69,825	102,800
	$10,372,170	$5,619,930

[1]   Aggregate fees charged for annual audits, quarterly reviews, and the reports of the independent registered public accounting firm on internal control over financial reporting as of December 31, 2021 and 2020.

[2]   Aggregate fees charged for assurance and related services that are reasonably related to the performance of the audit and are not reported as Audit Fees. In 2021 and 2020, these services included audits of several affiliated entities, including the corporate retirement plans, the T. Rowe Price Foundation, Inc., regulatory attestation engagements, and fees for consultations concerning financial accounting and reporting matters. In 2021, fees also included services provided for acquisition due diligence.

[3]   Aggregate fees charged for tax compliance, planning, and consulting. Of the $3,999,422 in 2021, (1) $959,897 is related to tax compliance and preparation, (2) $352,578 is related to tax planning and consulting, and (3) $2,686,947 is related to acquisition-related due diligence and consulting.

[4]   Both 2021 and 2020 include fees for KPMG's performance of attestation engagements related to our compliance with the Global Investment Performance Standards (GIPS) and fees related to executive education.

In addition to the fees described above, KPMG also has performed audit and non-audit services for OHA funds for the year ended December 31, 2021 and 2020, which the Audit Committee was made aware of and considered when determining the independence of KPMG.

Audit Committee Preapproval Policies

The Audit Committee has adopted policies and procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by the independent registered public accounting firm before that firm is retained for such services. The preapproval policies and procedures are as follows:

• Any audit or non-audit service to be provided to Price Group by the independent registered public accounting firm must be submitted to the Audit Committee for review and approval. The proposed services are submitted on the Audit Committee's "Independent Registered Public Accounting Firm Audit and Non-audit Services Request Form" with a description of the services to be performed, fees to be charged, and affirmation that the services are not prohibited under Section 201 of the Sarbanes-Oxley Act of 2002. The form must be approved by Price Group's CEO, chief financial officer, or the principal accounting officer prior to the submission to the Audit Committee.

• The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, by signing the approval form. Preapproval actions taken during Audit Committee meetings are recorded in the minutes of the meetings.

• Any audit or non-audit service to be provided to Price Group that is proposed between meetings of the Audit Committee will be submitted to the Audit Committee chair on a properly completed "Independent Registered Public Accounting Firm Audit and Non-Audit Services Request Form" for the chair's review and preapproval and will be included as an agenda item at the next scheduled Audit Committee meeting.

Report of the Audit Committee

The Audit Committee oversees Price Group's financial reporting process on behalf of the Board. Our committee held six meetings during 2021. Management has the primary responsibility for the financial statements and the reporting process, including internal controls over financial reporting. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of Price Group's audited financial statements with generally accepted accounting principles and an opinion on the effectiveness of Price Group's internal controls over financial reporting. We appointed KPMG as Price Group's independent registered public accounting firm for 2021 after reviewing the firm's performance and independence from management and that appointment was ratified by our stockholders at the 2021 annual meeting of stockholders. We reappointed KPMG as Price Group's independent registered public accounting firm for fiscal year 2022 at our January 2022 meeting, after conducting the same set of reviews.

In fulfilling our oversight responsibilities, we reviewed and discussed with management the audited financial statements prior to their issuance and publication in the 2021 Annual Report on Form 10-K and in the 2021 Annual Report to Stockholders. We reviewed with KPMG its judgments as to the quality, not just the acceptability, of Price Group's accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16-Communications with Audit Committees. We also discussed with KPMG its independence from management and Price Group and received its written disclosures pursuant to applicable requirements of the PCAOB regarding the independent accountant's communication with the Audit Committee concerning independence. We further considered whether the non-audit services described elsewhere in this proxy statement provided by KPMG are compatible with maintaining its independence.

We also discussed with management their evaluation of the effectiveness of Price Group's internal controls over financial reporting as of December 31, 2021. We discussed with KPMG its evaluation of the effectiveness of Price Group's internal controls over financial reporting.

We further discussed with Price Group's internal auditors and KPMG the overall scope and plans for their respective audits. We met with the internal auditors and KPMG, with and without management present, to discuss the results of their examinations and their evaluations of Price Group's internal controls.

Lastly, as part of our responsibilities for oversight of Price Group's risk management process, we reviewed and discussed with the chief risk officer the Company's framework with respect to the risk assessment, including discussions of individual risk areas, as well as an annual summary of the overall process.

In reliance upon the reviews and discussions referred to above, we recommended to the Board, and the Board approved, the inclusion of the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the SEC.

Mark S. Bartlett, Chair
Dina Dublon
Robert F. MacLellan
Eileen P. Rominger
Richard R. Verma
Sandra S. Wijnberg

Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for 2022

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit Price Group's consolidated financial statements. To execute this responsibility, the Audit Committee engages in an evaluation of the independent auditor's qualifications, performance, and independence and periodically considers whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm.

The Audit Committee has reappointed KPMG LLP to serve as our independent registered public accounting firm for 2022. KPMG was first appointed to serve as our independent registered public accounting firm on September 6, 2001. In accordance with SEC rules and KPMG's policies, lead and reviewing audit partners are subject to rotation requirements that limit the number of consecutive years they may provide service in that capacity to five years. The process for selection of the lead audit partner pursuant to this rotation policy has included a discussion between the chair of the Audit Committee and the candidate for the role, as well as discussion of the selection by the full Audit Committee with management.

The Audit Committee and the Board believe that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of Price Group and our stockholders, and we are asking our stockholders to ratify the selection of KPMG as our independent registered public accounting firm for 2022.

Representatives of KPMG are expected to be present at the Annual Meeting and will have the opportunity to make a statement and respond to appropriate questions from stockholders.

 **FOR** | **Recommendation of the Board of Directors**
We recommend that you vote FOR Proposal 3, the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2022. | **Vote Required**

In the event Proposal 3 does not obtain the requisite number of affirmative votes, the Audit Committee will reconsider the appointment of KPMG. Abstentions are not considered votes cast and will have no effect on the outcome of the vote.

Stock Ownership and Related Transactions

Equity Compensation Plan Information

The following table sets forth information regarding outstanding stock options and RSUs and shares reserved for future issuance under our equity compensation plans as of December 31, 2021. None of the plans have outstanding warrants or rights other than stock options and RSUs. All plans have been approved by our stockholders.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS AND SETTLEMENT OF RESTRICTED STOCK UNITS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by stockholders	8,641,974[1]	$72.87[1]	12,905,447[2]
Equity compensation plans not approved by stockholders	—		—
Total	8,641,974	$72.87	12,905,447

[1] Includes 5,795,395 shares that may be issued upon settlement of outstanding RSUs. The weighted-average exercise price pertains only to the 2,846,579 outstanding stock options.

[2] Includes 288,226 shares that may be issued under our 2017 Director Plan and 11,296,419 shares that may be issued under our 2020 Plan and 1,320,803 shares that may be issued under our Employee Stock Purchase Plan. No shares have been issued under the Employee Stock Purchase Plan since its inception; all plan shares have been purchased in the open market. The number of shares available for future issuance under the 2020 Plan will increase under the terms of the plan as a result of all common stock repurchases that we make from proceeds generated by stock option exercises. The 2020 Plan allows for the grant of stock options, stock appreciation rights, and full-value awards.

Security Ownership of Certain Beneficial Owners and Management

Stock Ownership of 5% Beneficial Owners

To our knowledge, these are the following beneficial owners of more than 5% of our outstanding common stock as of March 1, 2022.

NAME AND ADDRESS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	18,809,279 shares[1]	8.26%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	12,126,661 shares[2]	5.32%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	19,558,223 shares[3]	8.59%

[1] Based solely on information contained in a Schedule 13G/A filed with the SEC on February 3, 2022, by BlackRock, Inc. Of the 18,809,279 shares beneficially owned, BlackRock, Inc., has sole power to vote or direct the vote of 16,457,091 shares and sole power to dispose or to direct the disposition of 18,809,279 shares.

[2] Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2022, by State Street Corporation. Of the 12,126,661 shares beneficially owned, State Street Corporation has sole power to vote or direct the vote of no shares, sole power to dispose or to direct the disposition of no shares, shared power to vote or direct the vote of 10,853,040 shares, and shared power to dispose or direct the disposition of 12,103,628 shares.

[3] Based solely on information contained in a Schedule 13G/A filed with the SEC on February 10, 2022, by The Vanguard Group. Of the 19,558,223 shares beneficially owned, The Vanguard Group has sole power to vote or direct the vote of no shares, sole power to dispose or to direct the disposition of 18,622,747 shares, shared power to vote or direct the vote of 368,357 shares, and shared power to dispose or to direct the disposition of 935,476 shares.

Stock Ownership of Directors and Management

The following table sets forth information regarding the beneficial ownership of the Company's common stock as of the record date, March 1, 2022, by (i) each director and each nominee for director, (ii) each person named in the Summary Compensation Table, and (iii) all directors and executive officers as a group. Share amounts and percentages shown for each individual or group in the table assume the exercise of all stock options exercisable by such individual or group within 60 days of the record date and the settlement of RSUs that are vested or will vest within 60 days of the record date. Except as otherwise noted, all shares are owned individually with sole voting and dispositive power.

NAME OF BENEFICIAL OWNER	AMOUNT OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS[1]
Glenn R. August	2,371,616[2]	1.0%
Mark S. Bartlett	25,780[3]	*
Mary K. Bush	16,016[4]	*
Jennifer B. Dardis	12,463	*
Dina Dublon	5,044[5]	*
Celine S. Dufétel	5,565	*
Dr. Freeman A. Hrabowski, III	66,452[6]	*
Robert F. MacLellan	52,840[7]	*
Eileen P. Rominger	1,384[8]	*
Robert W. Sharps	400,974[9]	*
Olympia J. Snowe	21,568[10]	*
Robert J. Stevens	6,517[11]	*
William J. Stromberg	914,163[12]	*
Justin Thomson	184,211[13]	*
Eric L. Veiel	151,925[14]	*
Richard R. Verma	6,928[15]	*
Sandra S. Wijnberg	16,006[16]	*
Alan D. Wilson	19,207[17]	*
Directors and All Executive Officers as a Group (24 persons)	4,278,635[18]	2.0%

[1] Beneficial ownership of less than 1% is represented by an asterisk (*).

[2] Includes 886,190 shares held in a family trust for which Mr. August disclaims beneficial ownership. Includes up to $50,000,000, or approximately 358,269 shares of our common stock as of the record date, pledged as security by Mr. August in connection with agreements among OHA partners in connection with the transaction.

[3] Includes 1,084 unvested restricted stock awards.

[4] Includes (i) 1,084 unvested restricted stock awards and 14,932 vested stock units that will be settled in shares of the Company's common stock upon Ms. Bush's separation from the Board.

[5] Includes 5,044 vested stock units that will be settled in shares of the Company's common stock upon Ms. Dublon's separation from the Board.

[6] Includes (i) 26,408 shares that may be acquired by Dr. Hrabowski within 60 days upon the exercise of stock options, (ii) 14,716 vested stock units that will be settled in shares of the Company's common stock upon Dr. Hrabowski's separation from the Board, and (iii) 25,328 shares held by a member of Dr. Hrabowski's family.

[7] Includes (i) 26,408 shares that may be acquired by Mr. MacLellan within 60 days upon the exercise of stock options, (ii) 1,084 unvested restricted stock awards, and (iii) 7,292 vested stock units that will be settled in shares of the Company's common stock upon Mr. MacLellan's separation from the Board.

[8] Includes 1,384 unvested restricted stock awards that will be settled in shares of the Company's common stock upon Ms. Rominger's separation from the Board.

[9] Includes 4,011 shares that may be acquired by Mr. Sharps within 60 days upon the exercise of stock options.

[10] Includes 12,268 vested stock units that will be settled in shares of the Company's common stock upon Ms. Snowe's separation from the Board.

[11] Includes 6,517 vested stock units that will be settled in shares of the Company's common stock upon Mr. Stevens' separation from the Board.

[12] Includes (i) 1,254 shares that may be acquired by Mr. Stromberg within 60 days upon the exercise of stock options, (ii) 400,000 shares held by a limited liability company in which Mr. Stromberg has an interest, and (iii) 15,000 shares held in a family trust for which Mr. Stromberg disclaims beneficial ownership.

[13] Includes 86,498 shares that may be acquired by Mr. Thomson within 60 days upon the exercise of stock options.

[14] Includes (i) 53,500 held in a family trust for which Mr. Veiel disclaims beneficial ownership, and (ii) 46,000 shares held by a member of Mr. Veiel's family.

[15] Includes 6,928 vested stock units that will be settled in shares of the Company's common stock upon Mr. Verma's separation from the Board.

[16] Includes 1,084 unvested restricted stock awards and 6,626 vested stock units that will be settled in shares of the Company's common stock upon Ms. Wijnberg's separation from the Board.

[17] Includes 19,207 vested stock units that will be settled in shares of the Company's common stock upon Mr. Wilson's separation from the Board.

[18] Includes (i) 246,861 shares that may be acquired by all directors and executive officers as a group within 60 days upon the exercise of stock options, (ii) 5,720 unvested restricted stock awards held by certain directors and executive officers, (iii) 93,530 stock units held by nine of the non-employee directors that are vested and will be settled in shares of the Company's common stock upon their separation from the Board, and (iv) 1,426,018 shares held by family members, held in family trusts or limited liability companies of certain directors and executive officers, and held by trusts in which certain executive officers are trustees.

Section 16(a) Beneficial Ownership Reporting Compliance

We believe that all filing requirements to comply with Section 16(a) of the Securities Exchange Act were met during the calendar year 2021, except for one late filing of SEC Form 4 in November 2021 for Ms. Rominger when she was appointed to the Board, due to an administrative delay on part of the Company. The original filing for this director's transaction was due on November 4, 2021, but was not filed until November 10, 2021.

Certain Relationships and Related Transactions

Since 2014, the Company has been a party to a software license agreement with Diligent Corporation (Diligent) to provide online access to board and committee materials to the Company's officers and directors. The chief executive officer and president of Diligent, Brian Stafford, is the spouse of our former CFO and Treasurer, Céline S. Dufétel. Pursuant to the agreement, the Company paid Diligent approximately $215,000 in 2021.

On October 28, 2021, the Company entered into a transaction agreement (the "Purchase Agreement") with Oak Hill Advisors, L.P., a Delaware limited partnership (together with its affiliated entities, "OHA"), and the holders of equity interests in OHA, including Glenn R. August, a director and executive officer of the Company (the "Sellers"). On December 29, 2021 the Company completed the purchase from the Sellers, for a purchase price of approximately $3.3 billion in the aggregate, including the retirement of outstanding OHA debt, with approximately seventy-four percent (74%) payable in cash and twenty-six percent (26%) in shares of the Company's common stock. Upon the satisfaction of certain milestones by the OHA business, Mr. August and the other Sellers would be entitled to receive up to an aggregate of $900 million as part of an earn-out payment starting in early 2025 and ending in 2027 (the "Earnout Payment"). The Earnout Payment, if any, will be payable to Sellers if the OHA business generates revenues in excess of certain pre-set targets during the period commencing January 1, 2022 through December 31, 2026.

On December 29, 2021, in connection with the Company's acquisition of OHA, the Company entered into an employment agreement with Mr. August, and also entered into a value creation agreement with Mr. August and certain other senior partners of OHA (the "Value Creation Agreement"). The Value Creation Agreement provides that, promptly following the fifth anniversary of the closing date of the acquisition (the "Value Creation Date"), certain employees of the OHA business, including Mr. August, will receive incentive payments in the aggregate equal to ten percent (10%) of the appreciation in value of the OHA business, subject to an annualized preferred return to the Company, between the closing date and the Value Creation Date, all as calculated in accordance with the Value Creation Agreement (the "Value Creation Payment"). Seventy-five percent (75%) of the Value Creation Payment will be paid in cash (subject to applicable withholding) and the remaining twenty-five percent (25%) will be paid in shares of Company common stock, based on the volume-weighted average price for the five consecutive trading days ending on the date immediately prior to the date the Value Creation Payment is made.

Questions and Answers About the Proxy Materials and the Annual Meeting

Why did I receive a Notice of the Internet Availability of Proxy Materials in the mail?

You received in the mail either a notice of the Internet availability of proxy materials or a printed proxy statement and 2021 Annual Report to Stockholders because you owned Price Group common stock at the close of business on March 1, 2022, which we refer to as the "Record Date," and that entitles you to vote at the Annual Meeting. This proxy statement, the proxy card, and our 2021 Annual Report to Stockholders containing our consolidated financial statements and other financial information for the year ended December 31, 2021, constitute the "Proxy Materials." The Board is soliciting your proxy to vote at the Annual Meeting or at any later meeting if the Annual Meeting is adjourned or postponed for any reason. Your proxy will authorize each of David Oestreicher and Jean-Marc Corredor as proxies to vote on your behalf at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the Annual Meeting.

This proxy statement describes the matters to be acted upon at the Annual Meeting, provides information on those matters, and provides information about Price Group that we must disclose when we solicit your proxy.

Pursuant to rules adopted by the SEC, we have elected to provide access to our Proxy Materials over the Internet. We believe that Internet delivery of our Proxy Materials allows us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which we refer to as the "Notice," to many of our stockholders (including beneficial owners) as of the Record Date. Our stockholders who receive the Notice will have the ability to access the Proxy Materials on a website referred to in the Notice or request to receive a printed set of the Proxy Materials. The Notice contains instructions on how to access the Proxy Materials over the Internet or to request a printed copy. In addition, stockholders may request to receive Proxy Materials in printed form by mail or electronically by email on an ongoing basis by calling Broadridge Financial Solutions, Inc. (Broadridge) at 1-800-579-1639. Please note that you may not vote using the Notice. The Notice identifies the items to be voted on at the Annual Meeting and describes how to vote, but you cannot vote by marking the Notice and returning it.

Can I view the Proxy Materials on the Internet?

Yes. As described in more detail in response to the prior question, most stockholders will receive the proxy statement online. If you received a paper copy, you can also view these documents on the Internet by accessing our website at troweprice.gcs-web.com/financial-information. The SEC also maintains a website at sec.gov that contains reports, proxy statements, and other information regarding Price Group.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on the Record Date are entitled to vote their shares at the Annual Meeting. As of the Record Date, there were 227,809,949 shares outstanding. Each share outstanding on the Record Date is entitled to one vote on each proposal presented at the Annual Meeting.

What am I voting on, and what are the Board voting recommendations?

Our stockholders will be voting on the following proposals:

	VOTING ITEM	BOARD VOTING RECOMMENDATION
1	Election of Directors	✓ **FOR** All Director Nominees
2	Advisory Vote on the Compensation Paid to Our Named Executive Officers	✓ **FOR**
3	Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2022	✓ **FOR**

Can other matters be decided at the Annual Meeting?

At the time this proxy statement was completed we were not aware of any other matters to be presented at the Annual Meeting. If other matters are properly presented for consideration at the Annual Meeting, the proxy holders appointed by our Board (i.e., David Oestreicher and Jean-Marc Corredor) will have the discretion to vote on those matters in accordance with their best judgment on behalf of stockholders who provide a valid proxy by Internet, by telephone, or by mail.

What is the procedure for voting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may vote before the Annual Meeting by granting a proxy to each of David Oestreicher and Jean-Marc Corredor or, for shares you beneficially own, by submitting voting instructions to your broker, bank, or other nominee. Stockholders have a choice of voting by using the Internet, by calling a toll-free telephone number within the United States or Puerto Rico, or by completing a proxy or voting instruction card and mailing it in the postage-paid envelope provided. Please refer to the summary instructions below and carefully follow the instructions included on your Notice; your proxy card; or, for shares you beneficially own, the voting instruction card provided by your broker, bank, or other nominee. The Notice identifies the items to be voted on at the Annual Meeting and provides instructions on how to vote, but you cannot vote by marking the Notice and returning it.

If you hold shares in multiple accounts, you may receive multiple Proxy Materials packages. If you hold shares in multiple accounts, please be sure to vote all of your Price Group shares in each of your accounts in accordance with the voting instructions you receive for each such account.

 **By Internet or Telephone**

- You can vote your shares via the Internet at proxyvote.com.
- You can vote your shares by telephone by calling, toll-free 1-800-690-6903.

Internet and telephone voting facilities for registered stockholders will be available 24 hours a day until 11:59 p.m., eastern daylight time, on May 9, 2022. If you vote your shares on the Internet or by telephone, you do not have to return your proxy card.

Please have your proxy card (or the Notice or the email message you receive with instructions on how to vote) in hand when you go online or use the phone. You will have an opportunity to confirm your voting selections before your vote is recorded.

The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank, or other nominee. You should follow the voting instructions in the materials that you received from your nominee.

 **By Mail**

If you'd like to vote by mail, please request a paper proxy card in accordance with the instructions contained in the Notice and then complete, sign, and date the proxy card and return it in the postage-paid envelope provided. If voting instructions are provided, shares represented by the proxy card will be voted in accordance with the voting instructions.

For shares held in street name, please use the voting instruction card provided by your broker, bank, or other nominee and mark, sign, date, and mail it back to your broker, bank, or other nominee in accordance with their instructions.

 **Online During the Annual Meeting**

All registered stockholders can vote online during the Annual Meeting. The Annual Meeting will be held through a live webcast. Voting your proxy electronically via the Internet, by telephone, or by mail does not limit your right to vote at the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/TROW2022, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to proxyvote.com and enter your Control Number.

What is the difference between holding shares as a registered stockholder and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, you are considered the "registered stockholder" (also known as a "record holder") of those shares. We mail the Notice or Proxy Materials directly to you. Equiniti Trust Company (EQ) serves as the transfer agent and registrar for Price Group.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name," and these Proxy Materials or the Notice are being forwarded to you by your broker, bank, or other nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares, and you also are invited to attend the Annual Meeting. Your broker, bank, or other nominee also is obligated to provide you with a voting instruction card for you to use to direct them as to how to vote your shares.

What must I do to participate in the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on March 1, 2022, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/TROW2021, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your Control Number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/TROW2022.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately fifteen minutes before the meeting on May 10, 2022.

Can I change my proxy vote?

Yes. If you are a registered stockholder, you can change your proxy vote or revoke your proxy no later than the day before the Annual Meeting by:

- Authorizing a new vote electronically through the Internet or by telephone.
- Returning a signed proxy card with a later date.
- Delivering a written revocation of your proxy to the general counsel and corporate secretary at T. Rowe Price Group, Inc., 100 East Pratt Street, Mail Code BA-1950, Baltimore, MD 21202.

In addition, a registered stockholder may change their vote by voting online during the Annual Meeting through the virtual meeting website.

If you are a beneficial owner of shares, you can submit new voting instructions by contacting your broker, bank, or other nominee. You also can vote online during the Annual Meeting by following the procedures described in the answer to the question "**What is the procedure for voting?**" on page 71.

Your virtual attendance at the Annual Meeting does not revoke your proxy. Unless you vote during the Annual Meeting, your last valid proxy prior to the Annual Meeting will be used to cast your vote.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain voting instructions will be voted:

- FOR the election of all director nominees listed in Proposal 1.
- FOR the advisory vote on the compensation paid by the Company to its Named Executive Officers (Proposal 2).
- FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2022 (Proposal 3).
- In the best judgment of the named proxy holders if any other matters are properly presented at the Annual Meeting.

How many shares must be present to hold the Annual Meeting?

In order for us to lawfully conduct business at our Annual Meeting, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting is required. This is referred to as a quorum. Your shares are counted as present at the Annual Meeting if you participate in the Annual Meeting virtually and either vote during or abstain from voting, or if you properly return a proxy by Internet, by telephone, or by mail in advance of the Annual Meeting and do not revoke the proxy.

Will my shares be voted if I don't provide my proxy or instruction card?

Registered Stockholders

If your shares are registered in your name, your shares will not be voted unless you provide a proxy by Internet, by telephone, or by mail or vote online during the Annual Meeting.

Beneficial Owners

If you hold shares through an account with a broker, bank, or other nominee and you do not provide voting instructions, under the NASDAQ Global Select Market rules, your broker may vote your shares on routine matters only. The ratification of the appointment of KPMG (Proposal 3) is considered a routine matter, and your nominee can therefore vote your shares on that proposal even if you do not provide voting instructions. No other proposal is considered a routine matter, and your nominee cannot vote your shares on those proposals unless you provide voting instructions. Votes withheld by brokers, banks, and other nominees in the absence of voting instructions from a beneficial owner are referred to as "broker non-votes."

Multiple Forms of Ownership

The Company cannot provide a single proxy or instruction card for stockholders who own shares as registered stockholders or beneficial owners in multiple accounts. As a result, if your shares are held in multiple types of accounts, you must submit your votes for each type of account in accordance with the instructions you receive for that account.

What is the vote required for each proposal?

For Proposal 1, the votes that stockholders cast "FOR" a director nominee must exceed the votes that stockholders cast "AGAINST" a director nominee to approve the election of each director nominee. Please also see the discussion of our "Majority Voting" provisions within the Report of the Nominating and Corporate Governance Committee on page 24. For each of Proposals 2 and 3 the affirmative vote of a majority of the votes cast is required to approve the proposal. Proposal 2 is advisory and non-binding, so the Board will review the voting results on this proposal and take the results into account when making future decisions regarding these matters. "Votes cast" exclude abstentions and broker non-votes.

What is the effect of an abstention?

A stockholder who abstains on some or all matters is considered present for purposes of determining if a quorum is present at the Annual Meeting, but an abstention is not counted as a vote cast. An abstention has no effect on the vote on any proposal to be presented at the Annual Meeting.

What is the effect of a broker non-vote?

If a broker casts a vote on Proposal 3 (ratification of the appointment of KPMG LLP as our independent registered public accounting firm), the vote will be included in determining whether a quorum exists for holding the Annual Meeting. The broker does not have authority to vote on the other proposals absent directions from the beneficial owner.

As a result, if the beneficial owner does not vote on Proposals 1 or 2, so that there is a "broker non-vote" on those items, the broker non-votes do not count as votes cast for those proposals. Thus, a broker non-vote on Proposals 1 and 2 will not impact the following:

- our ability to obtain a quorum (unless a broker also does not cast a vote on Proposal 3 as described in the preceding paragraph),
- the outcome with respect to the election of directors (Proposal 1),
- the outcome of the vote on a proposal that requires the affirmative vote of a majority of the votes cast on the proposal (Proposal 2).

Who will count the votes?

Representatives of our proxy tabulator, Broadridge, will tabulate the votes and act as inspectors of election for the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspectors of election and disclosed by the Company in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Is my vote confidential?

Yes. The vote of each stockholder is held in confidence from Price Group's directors, officers, and employees. We do not know how any person or entity votes unless this information is voluntarily disclosed.

What is "householding" and how does it affect me?

Some banks, brokers, and other nominees engage in the practice of "householding" our Proxy Materials. This means that only one copy of our Proxy Materials may be sent to multiple stockholders in your household unless you request otherwise. If requested, we will promptly deliver a separate copy of Proxy Materials to you if you share an address subject to householding. Please contact our general counsel and corporate secretary at 100 East Pratt Street, Mail Code BA-1950, Baltimore, MD 21202, or by telephone at 410-345-2000.

Please contact your bank, broker, or other nominees if you wish to receive individual copies of our Proxy Materials in the future. Please contact your bank, broker, or other nominee or our general counsel and corporate secretary at 100 East Pratt Street, Mail Code BA-1950, Baltimore, MD 21202, or by telephone at 410-345-2000, if members of your household are currently receiving individual copies and you would like to receive a single household copy for future meetings.

Can I choose to receive the proxy statement and the 2021 Annual Report to Stockholders on the Internet instead of receiving them by mail?

Yes. If you are a registered stockholder or beneficial owner, you can elect to receive all future Proxy Materials on the Internet only and not receive notices or copies in the mail by visiting proxyvote.com. You will need to have your proxy card (or the Notice or the email message you receive with instructions on how to vote) in hand when you access the website. Your request for electronic transmission will remain in effect for all future annual reports and proxy statements, unless withdrawn. Withdrawal procedures also are at this website.

If you hold Price Group shares in your own name and received more than one copy of our Proxy Materials at your address and wish to reduce the number of reports you receive and save the Company the cost of producing and mailing these reports, you should contact Price Group's mailing agent Broadridge, at 1-866-540-7095 to discontinue the mailing of reports on the accounts you select.

The mailing of dividend checks, dividend reinvestment statements, and special notices will not be affected by your election to discontinue duplicate mailings of proxy statements and annual reports. Registered stockholders may resume the mailing of our Proxy Materials to an account by calling Broadridge at 1-866-540-7095. If you own shares through a broker, bank, or other nominee and received more than one set of our Proxy Materials, please contact the holder of record to eliminate duplicate mailings.

Who pays the cost of this proxy solicitation?

We will pay for the costs of preparing materials for the Annual Meeting and soliciting proxies. Our solicitation may occur through the mail, but proxies also may be solicited personally or by telephone, email, letter, or facsimile. To assist in soliciting proxies, we have retained Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902 for a fee of $7,500, plus reimbursement of out-of-pocket expenses. We ask brokers, banks, and other nominees to forward materials for the Annual Meeting to our beneficial stockholders as of the Record Date, and we will reimburse them for the reasonable out-of-pocket expenses they incur. Directors, officers, and employees of Price Group and our subsidiaries may solicit proxies personally or by other means, but will not receive additional compensation. Stockholders are requested to return their proxies without delay.

Are stockholders entitled to call a special meeting?

Yes. Pursuant to Section 2-502 of the Corporations and Associations Article of the Annotated Code of Maryland, the secretary of a corporation shall call a special meeting of the stockholders on the written request of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at the meeting. A request for a special meeting shall state the purpose of the meeting and the matters proposed to be acted on at the meeting. This is the current standard applicable for Price Group.

Can I find additional information on the Company's website?

Yes. Although the information contained on our website is not part of the Proxy Materials, you will find information about the Company and our corporate governance practices at troweprice.gcs-web.com/corporate-governance/policies. Our website contains information about our Board, Board committees, Corporate Governance Guidelines, and other matters.

Stockholder Proposals for the 2023 Annual Meeting

Any stockholder who wishes to submit a proposal or nominate a director for consideration at the 2023 annual meeting of stockholders and include that proposal or nomination in the 2023 proxy statement should send their proposal to T. Rowe Price Group, Inc., c/o general counsel and corporate secretary, 100 East Pratt Street, Mail Code BA-1400, Baltimore, MD 21202, and comply with the notice and other requirements described below.

Proposals must be received no later than November 23, 2022, and satisfy the requirements under applicable SEC rules (including SEC Rule 14a-8) to be included in the proxy statement and on the proxy card that will be used for solicitation of proxies by the Board for the 2023 annual meeting of stockholders.

We have adopted a proxy access right to permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to two individuals or 20% of the Board (whichever is greater), provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the amended By-Laws. To be considered timely under our proxy access provisions, stockholder nominations must be received on or after October 24, 2022, and on or before November 23, 2022, inclusive.

Our By-Laws also require advance notice of any proposal by a stockholder to be presented at the 2023 annual meeting of stockholders that is not included in our proxy statement and on the proxy card, including any proposal for the nomination of a director for election.

To be properly brought before the 2023 annual meeting of stockholders, written nominations for directors or other business to be introduced by a stockholder must be received on or after January 10, 2023, and on or before February 9, 2023. A notice of a stockholder proposal must contain the information required by our By-Laws about the matter to be brought before the annual meeting of stockholders and about the stockholder proponent and persons associated with the stockholder through control, ownership of the shares, agreement, or coordinated activity. We reserve the right to reject proposals that do not comply with these requirements.

Pursuant to Maryland law and our By-Laws, a special meeting of our stockholders can generally be called by the chair of the Board, our president, our Board, or upon the written request of stockholders entitled to cast at least 25% of all votes entitled to be cast at the special meeting.

T. Rowe Price is an asset management firm focused on delivering global investment management excellence and retirement services that investors can rely on—now and over the long term. We provide an array of commingled funds, subadvisory services, separate account management, retirement recordkeeping, and related services for individuals, advisors, institutions, and/or retirement plan sponsors. Our intellectual rigor helps us seek the best ideas for our clients, our integrity ensures that we always put their interests first, and our stability lets us stay focused on their goals as we pursue better investment outcomes.

For more information, visit troweprice.com.



INVEST WITH CONFIDENCE®

T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

(410) 345-2000 | troweprice.com

View our Proxy Statement online at:
troweprice.com/annualreport2021